05052271

Response of the Office of Chief Counsel
Division of Corporation Finance

Response of the Office of Chief Counsel
<u>Division of Investment Management</u>

April 7, 2005

Act: 1933
Section: 5
Rule:
Public Availability: 4/7/2005

Re: Emeriti Consortium for Retirement Health Solutions
Incoming letter dated April 5, 2005

PROCESSED
MAY 0 2 2005
THOMSON FINANCIAL

Based on the facts presented, the views of the Division of Corporation Finance and the Division of Investment Management (the "Divisions") are set forth below. Capitalized terms have the same meanings set forth in your letter.

The Division of Corporation Finance will not recommend enforcement action if, in reliance upon your opinions that registration is not required, an Employee-Contribution VEBA offers and sells Participation Interests in the manner described in your letter without compliance with the registration provisions of the 1933 Act and without registration of the Participation Interests under the Exchange Act.

Based on all of the facts and representations in your letter, the Division of Investment Management will not recommend enforcement action to the Commission under Section 7 of the 1940 Act against an Employee-Contribution VEBA if the Employee-Contribution VEBA does not register as an investment company under the 1940 Act.

Your letter represents that Fidelity states that FMTC is a bank within the meaning of the Exchange Act. The Division of Market Regulation has asked us to advise you that the staff has previously declined to answer whether a non-depository trust company is a bank under Section 3(a)(6) of the Exchange Act. <u>See</u> <u>Hawaiian Trust Company, Ltd.</u> (June 7, 1991).

These positions are based on the representations made to the Divisions in your letter. Any different facts or conditions might require the Divisions to reach a different conclusion. Further, this response expresses the Divisions' positions on enforcement action only and does not express any legal conclusions on the questions presented.

For the Division of Corporation Finance,

Anne M. Krauskopf
Anne M. Krauskopf
Senior Special Counsel
Division of Corporation Finance

For the Division of Investment Management,

Susan M. Olson
Susan M. Olson
Senior Counsel
Division of Investment Management

RECD S.E.C.
APR 8 2005
1086

1325342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2005

Mail Stop 4-2

David H. Pankey, Counsel
Steven D. Kittrell, Counsel
McGuire Woods LLP
1050 Connecticut Avenue, NW #1200
Washington, D.C. 20036

Re: Emeriti Consortium for Retirement Health Solutions

Dear Mr. Pankey:

In regard to your letter of April 5, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

McGuireWoods LLP
Washington Square
1050 Connecticut Avenue N.W.
Suite 1200
Washington, DC 20036-5317
Phone: 202.857.1700
Fax: 202.857.1737
www.mcguirewoods.com

MCGUIREWOODS

April 5, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Office of the Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Emeriti Consortium for Retirement Health Solutions—Request for No-Action Relief in Respect of the Investment Company Act of 1940, as Amended, the Securities Act of 1933, as Amended, and Section 12(g) of the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

On behalf of our client, the Emeriti Consortium for Retirement Health Solutions (the "Consortium"), we seek assurance that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if an Employee-Contribution VEBA under a Plan (as further described herein) does not register as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act") and participation interests in an Employee-Contribution VEBA under a Plan ("Participation Interests") are offered and sold without registration under the Securities Act of 1933, as amended (the "1933 Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act").

I. The Facts

General Design of the Program

The program described below (the "Program") is a tax-advantaged method of providing retiree health benefits to former faculty, staff, administrators and employees ("participants") of colleges, universities, and other higher education-related tax-exempt organizations (collectively hereinafter called "Colleges"), all of which are not-for-profit entities which are tax exempt under Section 501(c)(3) or another section of the Internal Revenue Code of 1986, as amended (the "Code").[1]

The Program contains three intertwined components: an employee welfare benefit plan providing medical benefits for former employees and their spouses and dependents, trust-based funding mechanisms to receive plan contributions from sponsoring employers and participating employees, and an educational program to assist employees with integrated planning for post-age 65 health needs in retirement. To participate in the Program, each College will adopt its own retiree medical plan ("Plan") which will be funded through two trusts, one of which is the Employee-Contribution VEBA. The Plan and trusts will be based upon model documents. Each of the trusts will qualify under Code Section 501(c)(9) as a voluntary employees' beneficiary association trust ("VEBA").[2]

The Consortium

The Consortium will oversee the operation of the Program. The Consortium will provide the model documents, provide the educational program, and otherwise design, control, and oversee the operation of the Program.

The Consortium is an Illinois non-member, non-stock, not-for-profit corporation. The Consortium has a small number of full time employees, a board of directors of distinguished individuals associated with higher education, and an advisory council primarily composed of representatives of Colleges which participate or may participate in the Program. Upon termination of the Consortium, any remaining assets of the Consortium are required to be distributed to one or more charitable organizations.[3]

The Consortium will function principally as a service provider to the Plans. The Consortium will retain outside vendors, including one or more insurers (the "Insurer") and a third-party administrator (the "TPA"), to provide the necessary administrative support to maintain the Program in compliance with the requirements of the Code and ERISA[4] for

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[1] The Consortium, the Andrew W. Mellon Foundation, and the William and Flora Hewlett Foundation may also participate at the inception of the Program. A list of the institutions that initially may choose to participate in the Program is attached to this letter.

[2] A trust can be a tax-exempt VEBA under Code Section 501(c)(9) if it meets certain qualification requirements. The principal requirements are: (1) a VEBA must provide only for the payment of life, sick, accident or other similar permissible benefits; (2) eligibility for membership in a VEBA is limited to individuals with an employment-related common bond; and (3) no part of the net earnings of a VEBA may inure to any individual other than through the payment of permissible benefits. In operation, a VEBA must also comply with nondiscrimination requirements under Code Section 505 as to benefits provided under the VEBA. A trust will not be treated as a VEBA unless a timely application for recognition of its tax-exempt status is made to and approved by the Internal Revenue Service.

[3] As a non-profit organization, the Consortium must distribute all of its assets upon dissolution to another tax-exempt organization. To avoid any appearance of conflicts of interest, none of the Colleges which participate in the Program will be eligible to receive such a distribution.

[4] Employee Retirement Income Security Act of 1974, as amended.

plans of this type, including investment management and satisfaction of the reporting and disclosure requirements of ERISA. As of the date of this letter the Insurer is initially expected to be Aetna Life Insurance Company ("Aetna") and the TPA is initially expected to be Fidelity Investment Institutional Operations Company, Inc. together with one or more of its affiliates (collectively "Fidelity").[5] Insurance coverage will be offered only in states in which the Insurer has a certificate of authority or an arrangement with a licensed carrier.[6]

The Consortium has chosen the investment alternatives from registered mutual funds offered by Fidelity.[7] (It is possible that at a later time the investment alternatives offered through the Program will be offered by an entity other than Fidelity. However, all investment alternatives that are offered through the Program will be registered under the 1940 Act and the shares will be registered under the 1933 Act.)

The Consortium will be an ERISA fiduciary of the Plan for purposes of providing a model investment policy and selecting and monitoring the Insurer, the TPA, a COBRA[8] administrator (initially expected to be Aetna), a company to provide group-term life insurance (initially expected to be The Hartford), and any other service providers. The Colleges as sponsors, named fiduciaries, and administrators of the Plans will also be ERISA fiduciaries of the Plans. The trustee may be an ERISA fiduciary of the Plans.[9]

Colleges may become members of the Program by entering into an agreement with the Consortium and adopting the model plan provided by the Consortium. The Consortium's operating expenses, along with other Program expenses, will be paid by

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[5] It is currently contemplated that Fidelity Management Trust Company ("FMTC"), a Massachusetts trust company which Fidelity states is a "bank" as that term is defined in the Exchange Act, will serve as trustee of the VEBAs; Fidelity Investments Institutional Operations Company, Inc. ("FIIOC"), a registered transfer agent, will provide administrative and recordkeeping services; and Fidelity Investments Institutional Services Company, Inc., a registered broker-dealer and investment adviser, will provide marketing services. In addition to providing recordkeeping and administrative services, FIIOC will act as either transfer agent or sub-transfer agent for each of the Fidelity mutual funds offered as an investment alternative. Participants will change their investment elections and exchange between the underlying mutual funds by notifying FIIOC. On behalf of the trustee, FIIOC will process transactions for shares of the funds directly on the books of the funds and adjust participant account balances to reflect participant directions. In doing so, orders will not be netted or aggregated across Plans or within a Plan.

[6] The insurance products may vary among states based on state regulatory requirements.

[7] The Consortium will not otherwise have investment discretion. The Consortium intends to register as an investment adviser, either federally or on a state-by-state basis. If any investment vehicle other than a registered mutual fund or a fixed annuity is offered, the Consortium will submit another no-action request.

[8] Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

[9] See infra note 25.

enrollment fees and annual Program membership fees based on the number of employees covered by the Plans.[10]

General Structure of the VEBAs

Each College will establish two VEBAs, one to receive and hold contributions made to the Plan by the College, and the other to receive and hold contributions made by individual participants. Each VEBA will be approved as tax-exempt by the Internal Revenue Service. We understand that (i) neither Colleges nor their employees will receive compensation that is contingent upon or determined as a percentage of contributions made, investments selected or other transactions effected in participants' accounts under a Plan; and (ii) the TPA (not the Colleges or the Consortium) will perform all services relating to the receipt of participant investment instructions and the processing of transactions in participants' accounts under a Plan.

The College will make contributions to an employer-contribution VEBA to fund its portion of the College's Plan. Participating employees and former employees of each College may make voluntary after-tax contributions to an employee-contribution VEBA trust ("Employee-Contribution VEBA").[11] Each VEBA will maintain a separate account for the assets of each participant. Employee and employer contributions will not pass through the Consortium. Rather, contributions will be under the control of the trustee, which will be unaffiliated with the Consortium or any of the Consortium's employees.

Earnings and losses will accrue on the account balances within each VEBA. Each Plan and its associated VEBAs will be designed such that: (i) initial eligibility and continued participation is limited to employees and former employees (and their spouses and dependents only as beneficiaries of the employee) of the College; (ii) earnings on contributions to the VEBAs will not inure to the benefit of any individual or private shareholder except through payment of welfare benefits; (iii) all funds in the VEBAs will be used only for medical benefits (paid from the participant's account in each VEBA) during the lives of the participant and all other beneficiaries; and (iv) at the election of the College, forfeitures in the employer-contribution VEBA can be used to pay life-insurance premiums. The life insurance would provide a fixed amount of life-insurance coverage for all participants in the employer-contribution VEBA and the coverage would not be related to a participant's account balance or whether there is a forfeiture of the participant's account.

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[10] We understand that, to the extent that a VEBA is not based on the model documents provided by the Consortium or does not continue to be maintained pursuant to the Program, any relief granted in response to this request would not be available to that VEBA.

[11] A College could, but would not be required to, provide for voluntary employee contributions as part of its Plan. A College could not provide for voluntary employee contributions unless its Plan also provides for employer contributions and it has at least fifty eligible participants. It is anticipated that most Colleges would provide for voluntary employee contributions. A College may allow participants to make voluntary employee contributions at an earlier age than the age at which the College will begin making employer contributions for all eligible employees.

Following the participant's retirement, the balances in the individual accounts held for each participant in a College's Plan will be available to pay for health-insurance premiums and other qualifying medical expenses. A portion of each benefit payment (i.e., premium payments or reimbursement of qualifying medical expenses) will be drawn from each of the participant's VEBA accounts on a pro-rata basis based on total assets in each of the accounts As explained below, any funds in an individual participant's account in each VEBA not used for medical benefits will be forfeited.

The only compensation the Consortium will receive in exchange for its activities under the Program will be from the Colleges and/or participants (not the TPA). The Colleges will pay a one-time initial enrollment fee after they sign the membership agreements, which fee is in exchange for access to the Program and the model documents, for initial and ongoing participant educational services, and for such other administrative services as the Consortium is obligated to provide. In addition, participants are charged a fixed monthly fee for administrative and ongoing participant educational services. Colleges may elect to pay this fixed monthly fee in whole or in part on participants' behalf. If Colleges elect for participants to pay a portion of this fee, the Colleges will direct the TPA to debit the participant portion from the participant's accounts. If there is no balance in any of the participant's accounts, the fee can be paid by ACH transfer.[12] The Colleges will be billed directly for their portions of this fee, if any. Neither of these fees is connected to the amounts contributed to a Plan by Colleges or participants, transactions in participants' accounts, the investment selections made by Colleges or participants or the amount of compensation received by the TPA for services and investments provided under the Plans. Moreover, neither the Consortium nor any of its employees will receive any compensation from or serve as agents of the TPA or any other entity with respect to services performed in connection with the Program.

The TPA charges a quarterly per-participant fee that is paid from participants' accounts in exchange for services provided to the Plans. The TPA will be the entity solely responsible for processing investment transactions for participants, and all appropriate documents will clearly reflect this. All documents relating to the processing of investment transactions for participants will be created by the TPA. Participants who wish to make transactions in their accounts will either access the TPA's webpage or automated phone system or contact a live TPA phone representative.[13] The TPA will be

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[12] Under an ACH transfer, a participant authorizes a direct transfer from the participant's personal funds in a designated bank account. The transfer is made automatically by the TPA or Insurer in the amount authorized by the participant.

[13] Participants make transactions in their accounts as follows. Participants may click on a hyperlink to the TPA's webpage which is posted on the Consortium's webpage. By clicking on this hyperlink, participants are transferred to the separate TPA webpage, which will be clearly labeled as such. Once they have accessed the TPA's webpage, participants can call up their account summaries and place instructions for the TPA to process transactions in their accounts. Participants may also navigate directly to the TPA's webpage without using the hyperlink posted on the Consortium's webpage. Participants may also inquire about their accounts by dialing a toll-free phone number (the last seven digits of which will spell-out the Consortium's name) set up specifically for them. Dialing the phone number takes the participants to a pre-recorded menu. One of the menu options will connect the participant to a live TPA phone representative who will identify him or herself as such. At this point participants can make inquiries about their accounts or place instructions for the TPA to process transactions for their accounts. (Participants can also

solely responsible for effectuating all such transaction requests. The Consortium will not receive transaction requests or instructions from participants or route requests or instructions from participants to the TPA.

The Insurer charges monthly premiums when insurance coverage is in force that are paid from the participant's accounts or by ACH transfer.

Insurance and Administrative Arrangements

The Consortium intends to enter into agreements with the Insurer to insure the medical aspects of the Program and provide for medical claims administration; and with the TPA to provide trust, administrative, investment and other services. Expenses incurred by the individual Plans will be paid directly to these and any other vendors.

The health care benefits will be provided primarily through a post-age 65 group insurance policy integrating with and supplementing Medicare coverage. Coverage may vary from state to state based on state regulatory requirements. Participants will have two choices of how to receive health care. First, upon enrollment in Medicare on or after age 65, a participant may make a one-time election to participate in the Insurer's insurance coverage which is being offered in the Participant's state. If a participant elects to participate in the insurance coverage, the funds in the participant's accounts in the VEBAs are used to pay the premiums for the coverage. It is currently contemplated that this insurance will be provided through a policy issued to a trust maintained by the Insurer. Participants are not required to participate in the Insurer's coverage. Second, after retirement, participants may use the funds in their accounts to get reimbursement for other qualifying medical expenses, and to pay for premiums for health insurance coverage from vendors other than the Insurer.[14] The decision to participate in the

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call the TPA directly without using the toll-free phone number and can direct investments through an automated TPA phone system.) Another menu option will transfer the participant to a live representative of the Insurer. Participants cannot contact the Consortium directly by using this toll-free phone number. There will be a separate phone number for contacting the Consortium. The Consortium's webpage address and the toll-free phone number will also appear in a box in the upper right hand corner of the activity notices which the participants will receive from the TPA. (For the method by which prospectuses, prospectus supplements, updated prospectuses, semi-annual and annual reports, and proxy statements for the mutual funds will be delivered to participants, see infra note 20.) The TPA will be solely responsible for receiving participant instructions and processing transactions in their accounts. The Consortium's roles in this regard will be limited to providing the hyperlink to the TPA webpage on its own webpage and coordinating the toll-free phone platform which participants can use to connect to a TPA phone representative.

[14] Reimbursement of medical expenses (but not access to the Insurer's coverage) will be available before retirement only in the case of a terminal illness of a participant or eligible beneficiary or if the participant or eligible beneficiary incurs catastrophic uninsured medical expenses in excess of $15,000 in a year. For this purpose, expenses are incurred in respect to a "terminal illness" if they are incurred (A) within one year prior to the date of the individual's death; or (B) within one year prior to, or at any time following, the date of certification by the individual's physician that the individual has suffered an illness or injury expected to result in such individual's death within five (5) years of the date of certification. For administrative convenience, participants who terminate employment before age 60 with a small aggregate balance in their accounts ($5,000 or less) are also eligible for immediate reimbursement of medical expenses.

insurance coverage offered by the Insurer does not preclude the participant's use of funds in his or her accounts for reimbursement of qualifying medical expenses. For example, if the insurance imposes a deductible for a qualifying medical expense, the participant could be reimbursed for the deductible from his or her accounts.

Individual participants will be permitted to direct the investment of the funds held in their accounts among mutual funds available through the Program. Amounts will be invested in, and redeemed from, a registered mutual fund when the amount or the redemption order is received by the TPA, in accordance with the requirements of Rule 22c-1 under the 1940 Act.[15] It is currently contemplated that the fund choices initially will be nine life-cycle funds (mutual funds that are specifically designed for different retirement dates), an income fund, and a money-market fund. The number and kind of funds available under the Plans may change before the Program's effective date and may vary over time, but each fund will be a registered mutual fund and all Plans will offer the same funds or a subset of the same funds.

After retirement, a participant will also have the choice of purchasing one or more fixed annuity contracts to be held in the participant's accounts in the VEBA. Such annuity contracts will pay a guaranteed stream of income into the participant's accounts for the purpose of funding the health care benefits available under the College's Plan. It is currently contemplated that the annuities will be offered by an affiliate of the TPA.

Employer Contributions

Under each Plan, the College will make employer contributions to the employer-contribution VEBA. The amounts received will be allocated to individual accounts for Plan participants. The Plans will require the participant to direct the investment of employer contributions allocated to a participant's account. Colleges can elect to have employer contributions vest according to different vesting schedules.

Based on actuarial projections, the Consortium anticipates that the account balance in the employer-contribution VEBA will be exhausted before the death of the participant and his or her spouse or other covered dependents.[16] In some cases, such as premature death, however, a residual account balance may remain at the death of the last covered individual. All residual amounts will be retained in the employer-contribution VEBA in a single forfeiture account. The balance in the forfeiture account can be used to reduce future employer contributions, allocated among the accounts of other participants in the VEBA or used to pay life-insurance premiums if the College has elected to provide an ancillary life-insurance benefit in the employer-contribution VEBA as described above.

Voluntary Employee Contributions

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[15] The College will be subject to the requirements of ERISA that participant contributions be submitted to the Plan "as of the earliest date on which such contributions can reasonably be segregated from the employer's general assets." 29 CFR § 2510.3-102(a).

[16] Medical benefits may also be payable to the qualifying domestic partner of the participant, if elected in the Plan.

Each College may structure its Plan to permit employees to make voluntary contributions on an after-tax basis to a separate Employee-Contribution VEBA. Voluntary employee contributions will be fully vested. Consistent with the tax rules for participation in VEBAs, former employees who have an account balance in the Employee-Contribution VEBA at termination of employment and retirees may make voluntary after-tax contributions into the Employee-Contribution VEBA after termination of employment.

The Employee-Contribution VEBA will have an account for each participant. Participants will direct the investment of the amounts in this account.

The Consortium has the authority under each College's Plan to impose annual and lifetime limits on employee contributions with the goal that no residual is likely to remain at the death of the last individual with rights under an account. Any actual remaining residual will be forfeited and reallocated to the accounts of other participants in the Employee-Contribution VEBA.

The Optional Plan and Trust

Each College will have the choice under the Program to establish a separate retiree health plan (the "Optional Plan"). The Optional Plan would be used only to provide fully insured medical benefits and not for the reimbursement of medical expenses. It is currently contemplated that the insurance coverage available under the Optional Plan would be offered by the Insurer under the same policies as used for the Plans and would provide essentially the same coverage options and terms. It is possible that other terms or insurance provided by a different insurer might be available at a later time.

The College would specify which employees or categories of employees would be eligible to participate in the Optional Plan. All employees are potentially eligible, but it is expected that a College would use the Optional Plan to provide insured benefits to key employees, tenured faculty, and selected faculty and administrators.[17] All employees eligible to participate in the Optional Plan would also be eligible to participate in the employer-contribution VEBA and the Employee-Contribution VEBA under the Plan, except that a College may specify that key employees eligible to participate in the Optional Plan are not eligible to participate in the employer-contribution VEBA under the Plan.

Each participant in the Optional Plan would have a notional account in his or her name in the Optional Plan with respect to amounts credited by the College for his or her benefit. Each participant would direct the "deemed" investment of his or her credited balance in the Optional Plan among the same investment alternatives and in the same manner as under the Plans. The College would be directly responsible for the payment of insurance premiums up to the full balance of each participant's notional account. If an

[17] Under Code Section 416, a key employee is an officer earning more than $135,000 annually (adjusted for inflation).

employee is eligible under the Optional Plan and has no balance in the VEBAs, the employee would be able to pay insurance premiums through ACH transfers.[18]

The College could establish one or more grantor trusts (the "Optional Trust"), which would not be VEBAs, to offset the College's liabilities incurred under the Optional Plan. It is contemplated that FMTC would initially serve as the trustee of the Optional Trust and that FIIOC would handle the recordkeeping for the notional accounts in the Optional Plan in the same manner as the VEBA trusts under the Plan. However, the Optional Trust trustee may be unassociated with the TPA. The Optional Trust would be funded solely by College contributions. Employees would not be permitted to make contributions into the Optional Trust. The College, and not the participants, would have the power to direct the trustee with respect to investment of assets held in the Optional Trust, although the College could elect to use participant "deemed" investment elections in the notional accounts as the basis for determining what investment directions it gives to the trustee. As a grantor trust, the Optional Trust would be dedicated to offsetting the College's Optional Plan liabilities, but the assets of the Optional Trust would remain subject to the claims of creditors of the College. The College would be free to satisfy its obligations under the Optional Plan from sources other than the Optional Trust and, if the College decides to terminate the Optional Plan for any reason other than the College's insolvency, the assets of the Optional Trust would revert to the College.

Participant Account Statements and Activity Notices

Activity notices ("Notices") reflecting certain participant-initiated activity will be distributed directly to participants. Notices would be generated after certain events, including, but not limited to, a participant's reallocation of his or her Plan assets between available investment alternatives. A Notice generated as a result of such a reallocation would be dated as of the date of the transaction and would show the identity and price of the mutual fund shares involved in the transaction. Certain events, including the contribution of funds into or the disbursement of funds out of an account, would not generate a Notice. Participants transacting through the internet will have the ability to affirmatively select whether to receive Notices either electronically or through the mail. Participants who transact through a phone representative or the automated phone system will receive a paper Notice through the mail.

Account statements will be distributed to participants once a year through the mail. The annual account statement will show all activity in the participant's account(s) during that period. The statement will include summary information about such things as fees charged against the account as well as contributions into and disbursements from the account. The statement will also include details about each transaction in the account, including a descriptor that identifies the type of transaction, the date of the event, the amount involved, the fund(s) involved, and the net asset value of the fund(s) on the date of the event. At the present time, a copy of the statement will not be available online. However, a participant can obtain the information provided on the statement, albeit in a different format, via the TPA's website or by speaking to a TPA phone representative. It is contemplated that at a later time it may be feasible for

[18] The same ACH transfer mechanism applies to the Employee-Contribution VEBA in similar circumstances. See supra note 12 and accompanying text.

participants to affirmatively elect to receive electronic statements in place of paper by consenting to electronic delivery of these documents.

Prospectuses, Prospectus Supplements, Annual Prospectus Updates, Semi-Annual and Annual Reports

As part of the enrollment kit, a participant will be provided with the prospectus for each of the mutual funds offered under a Plan. A participant will also receive a mutual-fund prospectus upon first allocating a portion of his or her account balance to a particular mutual fund, provided that, during the preceding 30 days, a copy of the prospectus has not already been sent to the participant (for example, in response to a request for information about a particular fund) and the participant does not represent to the TPA that he or she has previously received a copy of the prospectus. A participant can also request a prospectus at any time by calling a phone representative. Participants will receive prospectus supplements, updated prospectuses, mutual-fund semi-annual and annual reports as well as any proxy statements for so long as they maintain their allocation in that fund.[19] Participants will also have access to a website where current versions of some of these documents are available at any time. Participants can also request current copies of these documents by calling a phone representative.[20] In accordance with the Plan, the TPA will pass through to participants all proxy voting for the mutual-funds shares held in the employer-contribution VEBA and the Employee-Contribution VEBA, but not in the Optional Plan.

The Summary Plan Description

Because the Plans will be subject to ERISA, each participant will receive a summary plan description ("SPD"). A copy of the current version of the SPD is attached to this request. There will be a separate SPD for the Optional Plan. Under ERISA, the SPD is required to be updated annually for any significant change by means of a summary of material modifications. A new SPD is required every 5 years if there have been changes or every 10 years if there have not been changes.

The SPD for the Plan will contain information about eligibility and participation in the Plan, employer contributions and employee after-tax contributions, as well as the investment of accounts and the fees associated with an account and various other

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[19] While participants are not shareholders of the funds, they will nevertheless receive these documents in accordance with the standards that would otherwise apply under applicable federal securities laws governing delivery of such documents to shareholders, including form and timing of delivery. Each mutual fund's statement of additional information will be available to participants upon request.

[20] Fidelity states that, at present, participants will not have the ability to consent to receive copies of these documents relating to the Program electronically in place of paper. You have requested, and Fidelity states that it has agreed, that it will consult with the Staff and resolve any comments regarding the electronic consent process as it relates to the delivery of these Program documents prior to making them available electronically. In agreeing to do so, however, Fidelity states that it does not concede such consultation would otherwise be required, or that the issues involved in the solicitation of electronic consent fall within the scope of the requested relief presented for consideration by this letter.

matters. The SPD for the Optional Plan will be similar in terms of scope of coverage in so far as the Optional Plan provides similar benefits. However, the SPD for the Optional Plan will make it clear that employee contributions and reimbursement benefits are not permitted under the Optional Plan.

The SPD for the Plan, the Consortium website and other applicable documents will contain a legend to the effect that interests in the Employee-Contribution VEBA have not been registered under the 1933 Act and that the Employee-Contribution VEBA has not been registered under the 1940 Act.

Other Information

A Plan participant will have the right to receive a copy of the Plan on request. An Optional Plan participant will have the right to receive a copy of the Optional Plan on request.

Each Plan and Optional Plan will file a Form 5500 annually with the Internal Revenue Service ("IRS") and Department of Labor ("DOL"). Each participant will receive a summary annual report that summarizes the financial information from the Form 5500. A Plan or Optional Plan participant will have the right to receive a copy of the Form 5500 on request.

Each VEBA will file a Form 990 annually with the IRS. Each participant will have the right to receive a copy of the Form 990 on request.

After the death of a participant, the same information will be available in the same manner to any beneficiary who is entitled to benefits under the Plan or the Optional Plan.

ERISA Requirements

Each College's Plan and Optional Plan will be an "employee welfare benefit plan" under ERISA, because it will be established and maintained by an employer (the College) for the purpose of providing medical benefits to former employees and their spouses and dependents.[21] The Program and the Colleges' Plans and Optional Plans must comply with the provisions of ERISA, including those ERISA requirements pertaining to fiduciary obligations, reporting, and disclosure. Certain ERISA obligations will be carried out by the Consortium through outside vendors, including ERISA's reporting, disclosure, and investment policy requirements. However, ultimate responsibility for compliance with ERISA will remain with the Colleges.

[21] Under ERISA, a plan is an "employee welfare benefit plan" when it is a "plan, fund or program ... established or maintained by an employer ... for the purpose of providing for its participants or their beneficiaries, through the purchase of insurance or otherwise, (A) medical, surgical, or hospital care or benefits, or benefits in the event of sickness, [or] ... death." ERISA Section 3(1).

Plans established by certain Colleges that are established or maintained by religious organizations may be exempt from ERISA and some provisions of the Code.[22] The Program will provide each Plan and Optional Plan with the same reports and disclosure that would be provided if ERISA applied. To participate in the Program, a College would be required to make an election that its Plan and Optional Plan are subject to ERISA. Although the legal effect of such an election is unsettled, the Program intends to treat each Plan and Optional Plan as if they are subject to ERISA, including the remedy provisions of ERISA as discussed below.

ERISA and Securities' Law Remedies

The Plans are employee welfare benefit plans subject to ERISA. ERISA provides a comprehensive regulatory scheme for the regulation of employee welfare benefit plans. The scope of ERISA extends broadly to cover fiduciaries and other parties in interest (such as service providers) with respect to ERISA plans.[23] In addition, various important remedies under the federal securities laws may also be applicable to the Plans, including the antifraud provisions of the 1933 Act and the Exchange Act.

ERISA Section 502(a)(2) allows a participant, fiduciary or beneficiary to bring suit against a fiduciary for breach of fiduciary duty under ERISA Section 409. ERISA Section 502(a)(3) allows a participant, fiduciary or beneficiary to bring suit to enjoin any act that violates ERISA or obtain equitable relief to redress a violation of ERISA. The fiduciaries of the Plans include the College as the sponsor, named fiduciary, and administrator of the Plan; and the Consortium to the extent that it is delegated duties of the administrator of the Plan.[24] The Plan's trustee may also be an ERISA fiduciary of the Plan.[25] Certain remedies may also be available against parties in interest, such as the TPA and the

[22] ERISA defines a "church plan" to be a welfare benefit or retirement plan established and maintained for its employees, or their beneficiaries, by a tax-exempt church or convention or association of churches. ERISA Section 3(33)(A). A church plan includes a plan maintained by an organization, whose principal purpose or function is the administration or funding of a plan for the provision of welfare benefits (or for both welfare and retirement benefits) for the employees of a church or a convention or association of churches, if that organization is controlled by or associated with a church or a convention or association of churches. ERISA Section 3(33)(C). A church plan is not subject to coverage under ERISA unless the plan has made an irrevocable election under Code Section 410(d) to be subject to the requirements. ERISA Section 4(b)(2).

[23] ERISA Section 3(14) defines party in interest to include a person providing services to a plan.

[24] For the specific purposes for which the Consortium will be designated as an ERISA fiduciary, see The Consortium, supra p. 3.

[25] The liability of a directed trustee under ERISA is an unsettled area of the law. The DOL has recently taken the position that a directed trustee has certain fiduciary duties with respect to publicly traded employer securities held in a retirement plan, but those duties are significantly narrower than the duties of a discretionary trustee. See DOL Field Assistance Bulletin 2004-3. Courts have taken a variety of positions on the fiduciary status of a directed trustee. Compare, e.g., In Re WorldCom, Inc. ERISA Litigation (2005, SDNY) 2005 WL 221263, with In Re Enron Corporation Securities, Derivative & "ERISA" Litigation (2003, SDTX) 2003 WL 22245394.

Consortium. Any recovery would go to the Plan and participants' accounts, not to individual participants directly.

The offering of shares of the investment alternatives will be registered under the 1933 Act. Potential remedies under the 1933 Act include (1) Section 11, which provides a rescission remedy for securities sold under a registration statement where there is a material misstatement or omission; and (2) Section 12(a)(2), which provides a rescission-type remedy for securities sold under a prospectus which contains a material misstatement or as to which there is an omission of a material fact. The shares in the investment alternatives are subject to Rule 10b-5 under the Exchange Act, which makes it unlawful to employ any device to defraud, to make any untrue statement of a material fact or to engage in any transaction that operates as a fraud in the offer or sale of any security and which provides for recovery of damages. Other securities-law remedies may be available under the Exchange Act, such as Rule 14a-9, or under the 1940 Act, such as Section 36(b). In most jurisdictions and most circumstances, under ERISA, remedies with respect to the investment alternatives could only be pursued by the Plan on behalf of all affected participants.[26]

Subject to the grant of the relief requested herein, Participation Interests are securities that will not be registered under the 1933 Act and thus would not be subject to the Section 11 remedy. The Participation Interests will be subject to the antifraud provisions of the federal securities laws.[27]

II. Discussion

The principal aspect of the Program that has resulted in this submission is the application of the 1933 Act to the Participation Interests and the application of the 1940 Act to the Employee-Contribution VEBAs.

The Plans will be employee welfare benefit plans. The Staff has previously taken the position that participation interests in some employee welfare benefit or similar plans

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[26] Two federal circuits (the Second and Third) permit participants to sue a mutual-fund company derivatively on behalf of the plan if the participants first prove that the trustee breached its fiduciary duties in failing to sue the mutual fund. See, e.g., Diduck v. Kaszycki & Sons Contractors, Inc., 874 F.2d 912 (2d Cir. 1989); McMahon v. McDowell, 794 F.2d 100 (3d Cir. 1986); Struble v. New Jersey Brewery Employees' Welfare Trust Fund, 732 F.2d 325 (3d Cir. 1984). The Eleventh Circuit, however, has held that participant derivative suits are impermissible under ERISA. See Moore v. American Federation of Television and Radio Artists, 216 F.3d 1236 (11th Cir. 2000).

[27] With respect to Section 12(a)(2) of the 1933 Act, it is possible that it could be asserted in certain circumstances that the offering of the Participation Interests could be subject to the Section 12(a)(2) remedy. The United States Supreme Court has held that, in the context of Section 12(a)(2), the word "prospectus" is a term of art referring to a document that describes a "public offering of securities by an issuer or controlling shareholder." Gustafson v. Alloyd Co., 513 U.S. 561, 584 (1995). Under this definition, it is possible that in certain circumstances the SPD for a Plan could be asserted to be a "prospectus" and the Participation Interests to have been sold in a "public offering" for purposes of Section 12(a)(2).

do not create a security that needs to be registered.[28] The Staff has also issued several letters with respect to registration of welfare benefit plans (and plan participation interests) funded by VEBAs.[29] Where relief comparable to the relief requested herein was granted, these letters did not involve defined contribution-type plans.

The Plans are different from most welfare benefit plans and the arrangements discussed in these no action letters. These differences are primarily a result of the defined contribution nature of the Plans and the self-directed investment of contributions in registered mutual funds. Therefore, it is unclear whether the Staff's prior positions would apply to the Participation Interests and the Employee-Contribution VEBA under a Plan.

However, each of these characteristics which might differentiate the Plan from most other welfare benefit plans is identical to a characteristic commonly found in a Code Section 403(b) plan. Accordingly, we are of the opinion that the Employee-Contribution VEBAs and Participation Interests are sufficiently like Code Section 403(b) plans and participation interests in 403(b) plans that the Staff's prior position about 403(b) plans should apply to the Employee-Contribution VEBAs and the Participation Interests.

A. The Participation Interests And The Employee-Contribution VEBAs Are Like 403(b) Plans And The Staff's Treatment Of 403(b) Plans Should Be Followed In This Case.

In our opinion, the SEC's approach to Code Section 403(b) plans provides compelling support for the requested relief. Code Section 403(b) permits public school systems and charitable organizations to enter into deferred compensation arrangements with their employees that are funded through the purchase of annuity contracts or

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[28] See Commission Release 33-6281 at n.1 (Jan. 15, 1981) ("As used in this release, the term 'employee benefit plan' means a pension, profit sharing, bonus, thrift, savings or similar plan. Thus, it generally would include plans described in Section 3(2) of [ERISA]. The term does not include welfare and similar plans such as those described in Section 3(1) of ERISA, which do not involve any expectation of financial return on the part of participating employees.").

[29] Rapid American Corp. (Dec. 1, 1971) (defined benefit-type insured program for long term disability benefits); Carling Brewing Co., Inc. (July 12, 1974) (defined benefit-type program for long term disability and death benefits); Total Health Care Services Corp. (Oct. 7, 1976) (defined benefit program for life, sick, accident, and similar benefits); Great Northern Administrators, Inc. (Mar. 31, 1978) (defined benefit program for life, sick, accident, and similar benefits); Del E. Webb Corp. (Apr. 21, 1978) (apparently defined benefit program); Bank of Hawaii (June 22, 1981) (defined benefit life-insurance program); UMP, Unlimited and Union Member Action Trust (Apr. 26, 1976) (strike benefits plus the ability in certain circumstances to recoup contributions plus or minus the ratable share of investment gains or losses plus expenses—relief denied); Consolidated Edison Employees Mutual Aid Society (Feb. 12, 1973) (deferred compensation paid in annual installments adjusted as if the deferred amounts had been invested in mutual funds as variable annuities contracts—relief denied). Cf. National Business Services, Inc. (Feb. 18, 1975); Centerre Trust Co. (Nov. 12, 1984) (use of common trust fund for collective investment of VEBA assets).

mutual-fund shares for the covered employees which are held in trusts or custodial accounts. Variable annuity contracts are securities, as are mutual-fund shares, and both are therefore subject to the registration and antifraud provisions of the 1933 Act. Participation interests in Code Section 403(b) plans that are both voluntary and contributory on the part of participating employees would involve securities for the reasons outlined in SEC Release 33-6188. As a matter of administrative practice, however, the Staff does not require such interests to be registered. The antifraud provisions, however, continue to apply to the offer and sale of interests in these types of plans. Release 33-6188, at Section II.A.5(c).

The Staff's position with respect to Code Section 403(b) plans appears to be related in large part to the fact that registered mutual funds are the investment alternatives used. ERISA first authorized the use of mutual funds in a custodial account for a 403(b) plan. Previously, a 403(b) plan had to be under an annuity contract. Shortly after the enactment of ERISA, the Staff took a no-action position regarding 403(b) plans invested in mutual funds:

> ". . . this Division would not recommend any action to the Commission if Section 403(b) accounts funded solely by specific mutual fund shares or Section 408 plans funded solely with specific mutual fund shares are offered and sold to the public without registration under the Securities Act. In addition, this Division has been advised by the Division of Investment Management Regulation that, in the circumstances described in your letter and summarized above, that Division would not recommend any action to the Commission if such 403(b) plans and Section 408 plans funded solely with specific mutual funds shares are created without registration under the Investment Company Act of 1940, provided that no custodian or trustee has investment discretion with respect to the plan." Investment Company Institute (Oct. 21, 1974).[30]

This position was confirmed following a 1979 amendment to Code Section 403(b). Investment Company Institute (May 23, 1979).

We have located only one no-action letter issued to an individual 403(b) plan sponsor. This letter was issued in 1979 to the Cleveland Clinic Foundation (Aug. 12, 1979). In that letter, the Staff noted as significant:

- the custodial account existed to satisfy Code Section 403(b);
- the account provided only custodial services and no investment discretion other than the selection of a broker;
- investors would not have access to an investment which is not available outside of the custodial account; and
- the custodian would exercise no investment discretion.

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[30] The Section 408 plans referenced in the Investment Company Institute letter are individual retirement accounts which are established under Code Section 408, see infra Section B.

The Staff's position on 403(b) plans should be followed in the case of the Participation Interests and the Employee-Contribution VEBAs. The following essential features of a Plan are identical to or substantially similar to a typical 403(b) plan:

- 403(b) plans are defined contribution (rather than defined benefit) plans. In a defined contribution plan, a separate account is established for each participant and the account balance determines the extent of their benefits. By contrast, a defined benefit plan provides a set amount of benefits and no individual accounts are maintained. The Plans will have a VEBA for employer contributions and a separate Employee-Contribution VEBA to hold employee contributions if the Plan sponsor chooses to permit them. Both employer and employee contributions will be held in individual accounts for each participant.

- 403(b) plans usually have self-directed investments. Participants will be able to direct the investment of amounts in the participant's account in both the employer-contribution VEBA and the Employee-Contribution VEBA.

- In most circumstances, funds are contributed to 403(b) plans over a period of years during an employee's earning years. Funds are intended to be contributed to the Employee-Contribution VEBA and employer-contribution VEBA over much of the participant's working career.

- A 403(b) plan is an employer-sponsored plan primarily intended to provide benefits to retirees.[31] Funds accumulated under the Employee-Contribution VEBA and employer-contribution VEBA are intended to be used for healthcare costs in retirement and accordingly will be used only after retirement, except for medical emergencies. See supra note 14.

- 403(b) plans provide funds for general use during retirement and the Employee-Contribution VEBA and employer-contribution VEBA are intended to provide funds that can be used primarily for qualified medical expenses during retirement. See supra note 14.

The Employee-Contribution VEBAs and the Participation Interests share a number of other common features with 403(b) plans. These commonalities provide support for parallel treatment of the Participant Interests and Employee-Contribution VEBAs with 403(b) plans. The common features include the following:

- Both the Plans and 403(b) plans are primarily available to colleges, universities, and other tax-exempt organizations under Code Section 501(c)(3).

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[31] Amounts in a 403(b) plan may be withdrawn at any time, but are generally subject to a penalty tax for withdrawals before age 59 ½.

- Both are subject to ERISA essentially to the same extent. The DOL has regulatory authority over them; and employers, as plan sponsors and fiduciaries, have oversight responsibilities.[32]

- Both are governed by a plan document that defines who can participate, what the available investment alternatives chosen by the employer are, and how much can be contributed (the plan documents used in the Plan will be based upon a common set of form documents and therefore will be more uniform or "standardized" than 403(b) plans generally).

- Both are internally operated through individual participant accounts, whether a trust is used (for the Plan and for some 403(b) plans) or a custodial account is used (for some 403(b) plans).

- In both, the trust or custodial accounts are tax-exempt vehicles.

- Trustees and custodians for both are typically banks or other financial institutions.

- The trustee of a Plan who is directed by participating employees with respect to those employees' investment decisions will have similar duties and obligations towards a Plan and its participants as a trustee or custodian has toward a 403(b) plan and its participants. In both cases, the trustees or custodians are responsible for safeguarding plan assets, are empowered to accept contributions and pay distributions and accept participant investment direction, and invest in accordance with those directions.

- Trustees and custodians act at the direction of the employer (in the event of plan level matters such as changes to the available investment alternatives chosen by the employer) or the participant with respect to the participant's investment decisions.

- Available investments are limited to registered mutual funds and fixed annuities by design for the Plan and are the same for 403(b) plans by statute with the addition of variable annuities.

The Participation Interests and Employee-Contribution VEBAs involve the same essential characteristic that led to the Staff's position on 403(b) plans: underlying investment alternatives in the Employee-Contribution VEBAs are registered mutual funds.[33] In addition, the criteria which were noted by the Staff as important in the Cleveland Clinic Foundation letter are satisfied here: the VEBAs exist to satisfy tax requirements, the accounts provide only custodial service, participants are not granted

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[32] However, Plans and 403(b) plans sponsored by certain Colleges which Colleges are established or maintained by religious organizations may be exempt from ERISA and some provisions of the Code. See ERISA Requirements, supra p. 11.

[33] After retirement, a participant will also have the choice of purchasing one or more fixed annuity contracts to be held in the participant's accounts in the VEBA.

access to investments to which they would not otherwise have access, and the TPA does not exercise investment discretion on behalf of participants.

The differences between the Participation Interests and Employee-Contribution VEBAs, on the one hand, and 403(b) plans on the other do not justify a different result from the Staff position for 403(b) plans. Primarily, the nature of the Plans as welfare benefit plans makes them even less susceptible to abuse than 403(b) plans. In 403(b) plans, the participants have general use of the funds upon retirement. In the Plans, participants can only use the funds in their accounts for welfare benefits.[34] A 403(b) plan typically uses a custodial account while the Plans use a trust to hold plan assets, similar to a 401(k) plan. Additionally, the Plans will be subject to the reporting and disclosure requirements of ERISA[35] while a 403(b) plan may or may not be subject to these requirements. For example, a 403(b) annuity plan is not subject to ERISA reporting and disclosure rules if it is funded solely by voluntary employee contributions and the employer has a limited administrative role.[36] The participants in the Plans would be benefited by these additional requirements. Accordingly, this situation presents a compelling case for the Staff to extend to Participation Interests and the Employee-Contribution VEBAs the administrative relief accorded to 403(b) plans and not to require registration of the Participation Interests and Employee-Contribution VEBAs under the 1933 Act or 1940 Act respectively.

B. The Participation Interests And Employee-Contribution VEBAs Are Like Employer-Sponsored IRAs And The Staff's Treatment Of These IRAs Should Be Followed In This Case.

The Staff's position on employer-sponsored individual retirement accounts ("IRAs") provides further support for the requested no action relief. Under that position, so long as mutual funds are offered pursuant to current prospectuses with appropriate disclosures about the IRAs, no separate registration of the IRA plan is necessary.[37] The Staff position covers employer-sponsored master-trust or prototype plan arrangements for IRAs.[38] As with the Plan, an employer can establish an IRA plan with a single trust with a separate IRA account in the trust for each individual participant. Investment

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[34] Importantly, distributions from 403(b) accounts are taxable; distributions from a Plan or Optional Plan are not, provided they are used to pay for qualified medical expenses.

[35] See supra note 22 concerning plans of certain religious entities.

[36] A 403(b) plan generally is not subject to ERISA if (1) it is funded solely by salary reduction contributions; (2) employee participation is completely voluntary; (3) all rights under the annuity contract or custodial account are enforceable solely by the employee; (4) the sole involvement of the employer is limited to permitting providers to publicize their products, summarizing information about proposed funding media, collecting and remitting salary reductions, holding a group annuity contract, or limiting funding media to a reasonable choice; and (5) the employer receives no consideration or compensation other than to cover its expenses. 29 CFR § 2510.3-2(f).

[37] Release 33-6188 at § 2(a)(4) (Feb. 1, 1980).

[38] Id.

discretion is normally vested in each account holder. Participants usually are afforded several investment alternatives. The Participation Interests and the Employee-Contribution VEBAs are similar to employer-sponsored IRA plans and participation interests in such plans in the following significant ways:

- Both the Plans and the employer-sponsored IRAs are governed by a plan document that defines who can participate, what the available investment alternatives chosen by the employer are, and how much can be contributed.

- Both are organized with trusts to hold assets.

- In both, the trusts are tax exempt vehicles.

For these purposes, the Participation Interests and the Employee-Contribution VEBAs are so similar to employer-sponsored master trust IRAs that the same no-action position should apply to both.

C. Public Policy Is Not Served By Requiring Registration Of The Participation Interests Or Employee-Contribution VEBAs.

Public policy interests would not be served by requiring registration of the Participation Interests or the Employee-Contribution VEBAs for the following reasons.

Prior to a participant's retirement, all investment alternatives under the Employee-Contribution VEBAs will be mutual funds. Each of these funds will be registered under the 1933 Act and the 1940 Act. As a result, extensive disclosure will be made available to the participants about each of the mutual funds which will be offered as part of the Plan and each of these funds will be subject to the substantive regulatory provisions of the 1933 Act and the 1940 Act. An explanation of the information to be provided to participants is contained above. All participants will be sent the prospectus documents and other information by the TPA in connection with their investment choices. In addition, each of these funds will be managed by an investment adviser or investment advisers which are registered under and subject to the Investment Advisers Act of 1940, as amended. At retirement, a participant may continue investing in the mutual funds or may purchase annuities as described above.

In addition, the Plans are welfare benefit plans subject to all applicable ERISA provisions.[39] The participants will receive extensive information about the Plan in which they participate. As an ERISA welfare benefit plan, a Plan will provide each participant with an SPD that explains all of the important provisions of the Plan. Each year, a participant also will receive a summary annual report on the Plan's financial status. Under ERISA, a participant may request and receive a copy of the Plan, including the trusts, and the Plan's annual report on Form 5500. A participant will receive annual statements of the value of the participant's accounts in the Plan, including the Employee-Contribution VEBA.

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[39] Plans established by certain Colleges that are established and maintained by religious organizations may be exempt from ERISA and some provisions of the Code. See ERISA Requirements, supra p. 11.

In addition, a College that is established or maintained by a religious organization and which is exempt from ERISA and some provisions of the Code would be required (i) to provide the same disclosure and reports that would be provided if ERISA applied and (ii) to make an election that its Plan is subject to ERISA.[40]

For these reasons, requiring registration of the Participation Interests under the 1933 Act or requiring registration of the Employee-Contribution VEBAs under the 1940 Act would not provide any significantly greater level of protection to the participants. Requiring registration of the Participation Interests and Employee-Contribution VEBAs would only increase the cost of the Program to participants, without any meaningful additional protection to those participants. Therefore, public policy considerations should not require registration.

D. The Participation Interests Should Not Be Required To Be Registered Under The Exchange Act.

The Consortium does not know how many assets each Employee-Contribution VEBA will hold and how many participants will hold Participation Interests under each Employee-Contribution VEBA. But even if the value of an Employee-Contribution VEBA's assets and the number of participants holding Participation Interests were to meet the threshold requirements of Section 12(g) of the Exchange Act, we are of the opinion that registration of any such Participation Interests under the Exchange Act should not be required.

Participants can use the funds in their Plan accounts solely for welfare benefits. The Participation Interests will not be transferable (except in the event of a participant's death, in which case the participant's account can be accessed by his or her spouse (or qualifying domestic partner) and/or certain dependent relatives, or in the case of a qualified domestic relations order under Code Section 414(p)). Any remaining residual will be forfeited and reallocated to the accounts of other participants in the Employee-Contribution VEBA. The Participation Interests will not be listed on any exchange or publicly or privately traded. Since the Participation Interests are personal rights of the participants and their beneficiaries, and since the right to make voluntary contributions arises only in connection with an employment relationship with one of the Colleges, there will be no public investors or public trading interest or market in any of the Participation Interests. Furthermore, participants who are eligible to make voluntary contributions will already receive extensive disclosures about the Program and their investments (including SPDs, Notices, account statements, mutual fund prospectuses, mutual fund prospectus supplements, updated mutual fund prospectuses, semi-annual and annual mutual fund reports, and mutual fund proxy statements) as discussed in Section I above.

For these reasons, in our opinion nonregistration of the Participation Interests under the Exchange Act would comport with the policy and intent of the Exchange Act.

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[40] We understand that any relief granted pursuant to this request would not be applicable to such a College's Employee-Contribution VEBA if its election to be subject to ERISA is determined to be invalid.

In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. Please feel free to contact David H. Pankey at 202-857-1716 or Steven D. Kittrell at 202-857-1701 if you have any questions or comments concerning this request. We would be pleased to meet with the Staff to explain the Program and our analysis in more detail and to answer any questions which the Staff might have about these matters. We request a conference with the Staff to discuss this request if the Staff does not agree with the analysis contained in this request letter and in advance of any adverse determination.

David H. Pankey
McGuireWoods LLP
1050 Connecticut Ave, NW #1200
Washington, DC 20036
Counsel for Emeriti Consortium For Retirement Health Solutions

Steven D. Kittrell
McGuireWoods LLP
1050 Connecticut Ave, NW #1200
Washington, DC 20036
Counsel for Emeriti Consortium for Retirement Health Solutions

Enclosures:

Prospective Member Institutions

Summary Plan Description

Emeriti Consortium for Retirement Health Solutions

Prospective Member Institutions

Agnes Scott College

Albright College

Allegheny College

American University

Amherst College

Assumption College

Augustana College

Austin College

Babson College

Bard College

Barnard College

Bates College

Beloit College

Bentley College

Berklee College of Music

Birmingham-Southern College

Boston College

Bowdoin College

Brandeis University

Bridgewater College

Bryn Mawr College

*Bucknell University

Butler University

*Capital University

*Carleton College

Case Western Reserve University

Centenary College

Centre College

Chatham College

Claremont McKenna College

Claremont Graduate University

Claremont University Consortium

Clark University

Clarkson University

Coe College

Colby College

Colgate University

College of St. Benedict

College of the Holy Cross

College of Wooster

*Colorado College

Connecticut College

Converse College

Dartmouth College

*Davidson College

*Denison University

*DePauw University

*Dickinson College

Dillard University

Drake University

Drew University

Drexel University

Duke University

Duquesne University

Earlham College

Elms College

*Emeriti Consortium for Retirement Health Solutions

Emmanuel College

Emory and Henry College

Fisk University

*Five Colleges, Inc.

Franklin and Marshall College

Fresno Pacific University

Furman University

George Washington University

*Georgia Foundation for Independent Colleges, Inc.,

The

*Gettysburg College

*Gordon College

Goucher College

Grinnell College

Guilford College

Gustavus Adolphus College

Hamilton College

Hampden-Sydney College

*Hampshire College

Hanover College

Harvard University

Harvey Mudd College

*Haverford College

Hendrix College

Hewlett Foundation, The William and Flora

Hiram College

Hobart and William Smith Colleges

Hope College

Howard University

Huston-Tillotson College

Illinois Wesleyan University

Ithaca College

Juniata College

*Kalamazoo College

Keck Graduate Institute

Kenyon College

Keuka College

Knox College

Lake Forest College

Lawrence University

Lebanon Valley College

Lees-McRae College

Le Moyne College

Lenoir-Rhyne College

Lewis and Clark College

Lincoln Memorial University

Lindsey Wilson College

Loyola College

Luther College

*Lycoming College

Macalester College

Madonna University

Marietta College

Marymount Manhattan College

Mars Hill College

McDaniel College

Mellon Foundation, The Andrew W.

Methodist College

Middlebury College

Milligan College

Mills College

Monmouth College

Morehouse College

Mount Holyoke College

Muhlenberg College

Muskingum College

New England College of Optometry

New England Conservatory

Niagara University

Northeastern University

Oberlin College

Occidental College

Olin College of Engineering

Olivet Nazarene University

Paine College

*Pepperdine University

Pittsburgh Theological Seminary

Pitzer College

Presbyterian College

Reed College

Rensselaer Polytechnic Institute

Rice University

Roanoke College

Rochester Institute of Technology

Rosemont College

Rose-Hulman Institute of Technology

Saint Anselm College

Saint John's University (MN)

Saint Louis University

*Saint Mary's College (IN)

Saint Mary's College (CA)

Saint Michael's College

*Sarah Lawrence College

Scripps College

Seattle Pacific University

Seattle University

Siena College

Skidmore College

*Smith College

Southern Methodist University

Southwestern University

Spelman College

Springfield College (MA)

St. John's College (MD)

St. Lawrence University

*St. Olaf College

Stanford University

Stephens College

Stonehill College

Suffolk University

Susquehanna University

Swarthmore College

Syracuse University

Texas Christian University

Thomas M. Cooley Law School

*Tiffin University

Trinity College (CT)

Trinity University (TX)

Union College (NY)

*Union Theological Seminary

University of Chicago

University of Hartford

University of Notre Dame

University of the Pacific

University of Pennsylvania

University of Portland

University of Puget Sound

University of the Redlands

University of San Francisco

University of the Sciences (PA)

*University of the South

*Ursinus College

Vassar College

Vermont Law School

Wabash College

Washington College (MD)

Washington University

Washington and Jefferson College

Washington and Lee University

Wellesley College

Wentworth Institute of Technology

Wesleyan University

West Virginia Wesleyan College

Westminster College (MO)

Westminster College (PA)

Wheaton College (MA)

Wheelock College

Whittier College

Whitworth College

Widener University

Willamette University

Williams College

Wittenberg University

Wofford College

Xavier University

As of the date of the no-action letter request, the preceding prospective member institutions have signed non-binding statements of interest in the Program. Asterisked institutions have also signed non-binding declarations of membership in the Program. None of these institutions has yet signed or will be allowed to sign a binding Program membership contract before the requested relief is granted, but it is anticipated that many will choose to do so if and when the relief requested is granted. Other eligible institutions not on this list may choose to sign binding Program membership contracts in the future.

EMERITI RETIREE HEALTH PLAN
FOR [NAME OF ADOPTING PLAN SPONSOR]

SUMMARY PLAN DESCRIPTION

EMERITI℠

ALL OF THE INVESTMENT OPTIONS IN THE PLAN ARE MUTUAL FUNDS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, BUT THE RIGHT TO MAKE EMPLOYEE AFTER-TAX CONTRIBUTIONS HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND THE EMPLOYEE AFTER-TAX CONTRIBUTION VEBA HAS NOT BEEN REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED. FOR MORE INFORMATION, SEE THE SECTION "SECURITIES AND OTHER LEGAL CONSIDERATIONS".

INTRODUCTION

[Insert name of Plan Sponsor] (the "Plan Sponsor") has adopted the Emeriti Retiree Health Plan for **[insert name of Plan Sponsor]** (the "Plan") as of **[insert date]** (the "Effective Date"). The Plan is intended to assist you in meeting your medical expenses, and those of your family, during your retirement years.

Funding for these benefits is through one or two Emeriti Health Accounts established in your name during your working years—an Employer-Contribution Account and an Employee After-Tax Contribution Account (collectively referred to as your "Accounts" or "Emeriti Health Accounts"). For information on these Accounts, see the following sections on "Employer Contributions" and "Employee After-Tax Contributions". If you meet the eligibility requirements, your Employer will make contributions to your Employer-Contribution Account and you will be permitted to make voluntary Employee After-Tax Contributions to your Employee After-Tax Contribution Account.[1]

These Accounts are each held in a separate "VEBA,"[2] which is a special type of trust where the earnings on contributions are not taxed. Amounts in your Accounts grow tax-free. Amounts paid out of your Accounts for reimbursement of Qualified Medical Expenses, including premiums for health insurance coverage, are also tax-free.

Fidelity Investments ("Fidelity") provides record keeping and other services for the Emeriti Health Accounts, including offering a series of mutual funds that make up the core investment options for these Accounts.

At certain times, primarily your retirement, you may become eligible to begin receiving your benefits under the Plan. The primary benefit available under the Plan is coverage under the Emeriti Health Insurance Options, which generally becomes available when you retire after attaining Retirement Eligibility and enroll in Medicare Part A and B (after attaining age 65). This coverage is generally available to retired participants, spouses (or domestic partners), and dependent children. The Emeriti Health Insurance Options are underwritten by Aetna Life Insurance Company ("Aetna"), with the exception that in New Mexico, Minnesota, Puerto Rico, and the U.S. Virgin Islands they are underwritten by [insert once known].[3] [insert discussion in the event that underwriting is not available for New

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[1] If the Plan Sponsor has not elected to permit Employee After-Tax Contributions, all references to Employee After-Tax Contributions will be omitted from this SPD.

[2] A "VEBA is a "voluntary employees' beneficiary association" under Section 501(c)(9) of the Internal Revenue Code.

[3] References to Aetna in this SPD will refer to the alternate underwriter in these states and territories if your employer is located and you reside in one of these states or territories.

Mexico, Minnesota, Puerto Rico, or the U.S. Virgin Islands]. The Emeriti Health Insurance Options will vary in certain states as a result of state insurance laws. If you are not currently eligible to enroll in the Emeriti Health Insurance Options or if you elect not to enroll in that coverage, you may still be eligible for the other benefit available under the Plan, the Emeriti Reimbursement Benefit, which is reimbursement of Qualified Medical Expenses such as other health insurance premiums (including COBRA premiums) as well as reimbursement of qualifying out-of-pocket medical expenses.

Capitalized terms, if not defined when first used, are defined in the section of this Summary Plan Description ("SPD") entitled "DEFINITIONS / IMPORTANT CONCEPTS." Please refer to the section entitled "IMPORTANT INFORMATION ABOUT THE PLAN AND THIS SPD" for details regarding the Plan Administrator, Plan Sponsor, and other vital information about the Plan, as well as information regarding the ERISA status of the Plan and the effectiveness of this SPD.

TABLE OF CONTENTS

IMPORTANT CONSIDERATIONS FOR PARTICIPATION

In making your decision about Employee After-Tax Contributions, you should carefully consider a number of important factors that may affect your participation, including the following:

- If amounts in your Employee After-Tax Contribution Account are not fully expended for medical purposes during your lifetime and the lifetimes of your eligible dependents, the remaining amount is forfeited back to the Plan. See *When Will My Employee After-Tax Contribution Account be Forfeited?* below.
- Amounts in your Emeriti Health Accounts under the Plan can only be used to pay premiums for the Emeriti Health Insurance Options and for payment of the Emeriti Reimbursement Benefit (reimbursement of Qualified Medical Expenses). See *Medical Benefits – Coverage Generally* below.
- There is no guarantee that your Emeriti Health Accounts will be sufficient to pay for all of your medical expenses in retirement. See *Will My Accounts Pay For All of My Retirement Expenses?* below.
- Each Investment Fund is subject to gains and losses due to investment performance as well as fees which are disclosed in the prospectus for each Investment Fund. See *Investment of Accounts* below.
- Medicaid (as opposed to Medicare) is a government program that pays for medical assistance for certain individuals and families with low incomes and limited resources. Your Accounts may affect your future eligibility for Medicaid. See *Will My Accounts Affect Medicaid Eligibility?* below.
- The Plan is subject to change in the future. The Employer may change the Plan at any time. See *Can the Plan Sponsor Amend or Terminate the Plan?* below.
- The Emeriti Health Insurance Options will vary from state to state, based on state insurance laws. See *Benefits Available Under the Emeriti Health Insurance Options*" below.
- Emeriti, Fidelity and/or Aetna could cease to be associated with the Plan in the future. See *Is The Plan Subject to Change?* below.
- Because the Plan is subject to ERISA, your rights as a participant to sue the entities involved with the Plan will be subject to the limitations of ERISA. See *Securities and Legal Considerations* below.

ELIGIBLE EMPLOYEES AND PARTICIPATION

Who is Eligible to Participate?

You can participate in the Plan as an "Eligible Employee" if you are a common law employee of the Employer and you are at least [age twenty one (21)]. You will become a "Participant" in the Plan on the date that you first make an Employee After-Tax Contribution or your Employer first makes an Employer Contribution for you to the Plan. If you do not make Employee After-Tax Contributions, or your Employer does not make Employer Contributions for you, you are not a Participant in this Plan (subject to certain exceptions for current retirees at Plan inception).

- INSERT IF ELECTED BY PLAN SPONSOR: If you are an employee covered by a collective bargaining agreement, you are excluded from Participation.
- INSERT IF ELECTED BY PLAN SPONSOR: If you are employed by the Employer on a seasonal basis or are regularly scheduled for less than 20 hours per week, you are excluded from Participation.
- INSERT IF ELECTED BY PLAN SPONSOR: If you are in a class of employees listed on Appendix B of this SPD, you are excluded from Participation.
- Independent contractors, leased employees, temporary employees, and project contractors are not eligible to participate in the Plan.
- INSERT IF ELECTED BY PLAN SPONSOR: If you are a "key employee" (*i.e., an officer of the Employer making at least $135,000 (in 2005 and as adjusted for inflation in future years*), you are not eligible to participate with respect to Employer Contributions.
- If you are a retired employee of the Employer when the Plan commences, you are only eligible to participate in the Plan if your Plan Sponsor has expressly provided for your participation under the design of its Plan (*you will be notified separately regarding the terms and conditions of your participation in the Plan*).

EMPLOYER CONTRIBUTIONS

If you are an Eligible Employee (*defined in the previous section*), you will have an Employer-Contribution Account under the Employer-Contribution VEBA trust.

This Account holds Employer Contributions that your Employer makes for you. These contributions can be a powerful tool in helping you save for your retiree medical needs.

When Does My Employer Begin Making Employer Contributions?

[Once you become an Eligible Employee] [Once you have attained age **[insert age elected by Plan Sponsor]]**, your Employer will begin making Employer Contributions to your Employer-Contribution Account. Your Employer will make a contribution for each payroll period during which you are credited at least one Hour of Service.

What Happens If I Am Not Credited With an Hour of Service In a Payroll Period?

If you are not credited with at least one Hour of Service during a payroll period, your Employer will not make a contribution to your Employer-Contribution Account except under the following circumstances:

- Your Employer will make an Employer Contribution for any payroll period during which you are on a paid Authorized Leave of Absence, paid holiday, paid vacation, or regularly scheduled paid or unpaid summer absence, or are otherwise entitled to payment by the Employer as an employee.

- INSERT IF ELECTED BY PLAN SPONSOR: Your Employer will make an Employer Contribution for any payroll period during which you are on an unpaid Authorized Leave of Absence.

- Your Employer will make an Employer Contribution if required under the Uniformed Services Employment and Reemployment Rights Act of 1994 or the Family and Medical Leave Act of 1993.

How Long Will My Employer Make Employer Contributions?

OPTION 1 – INSERT IF ELECTED BY PLAN SPONSOR THEN DELETE OPTIONS 2 AND 2.1]: Your Employer will cease making Employer Contributions to your Employer-Contribution Account as of the date you cease to be employed by the Employer.

OPTION 2 – INSERT IF ELECTED BY PLAN SPONSOR THEN DELETE OPTION 1]: Your Employer will cease making Employer Contributions to your Employer-Contribution Account on the earlier of:

- the date when the Employer has made Employer Contributions to your Employer-Contribution Account for **[insert number elected by Plan Sponsor]** calendar years; or

- the date you cease to be employed by the Employer or the date you die.

[redacted] However, if you cease to be employed after having satisfied the criteria for "Retirement Eligibility," your Employer will continue to make Employer Contributions up to the maximum number of calendar years even if you cease to be employed by the Employer (except in the event of your death). The term "Retirement Eligibility" is described in the Section of this SPD entitled "DEFINITIONS / IMPORTANT CONCEPTS."

How Is the Amount of the Employer Contribution Determined?

Your Employer will determine the amount of its contributions for each payroll period using the formula described in Appendix C of this SPD. The Plan Sponsor can change this formula at any time.

[redacted] ***What If I Am Already Over the Age that Employer Contributions Begin When the Plan Commences?***

On the Plan's Effective Date if you are already over the age when Employer Contributions begin, then your Employer will make a special transition Employer Contribution on your behalf in addition to its contributions each payroll period. The terms of this transitional funding, including its effect on any future Employer Contributions, will be communicated to you separately by your Employer.

What Happens to My Employer-Contribution Account If I Cease to Be Employed by the Employer?

[redacted] If you cease to be employed by the Employer, your Employer-Contribution Account will always be available for the Emeriti Reimbursement Benefit (reimbursement of Qualified Medical Expenses) and to pay premiums for the Emeriti Health Insurance Options during your life and the lives of your Spouse (or Dependent Domestic Partner), Dependent Children, and Dependent Relatives, subject to eligibility. However, if any residual balance remains when you and your Spouse (or Dependent Domestic Partner) has died; your Dependent Children have died (or ceased to be Dependent Children), and your Dependent Relatives have died or otherwise ceased to be eligible, then the entire remaining balance of your Employer-Contribution Account will be forfeited back to the Plan.

[redacted]

If you cease employment with the Employer, you must satisfy the conditions of "Retirement Eligibility" or the entire balance of your Employer-Contribution Account will be forfeited back to the Plan as described below. The requirements of "Retirement Eligibility" are described in the Section of this SPD entitled "DEFINITIONS / IMPORTANT CONCEPTS." [redacted] Notwithstanding the foregoing, you will avoid forfeiture of your Employer-Contribution Account if you have performed at least **[insert number as elected by Plan Sponsor]** Years of Continuous Service. [redacted] Further, even if you do not meet the previous requirements, **[insert percentage elected by Plan Sponsor]**% of your Employer-Contribution Account will not forfeit if you cease employment with the Employer.

> <u>Example</u>: Assume that to satisfy the conditions of "Retirement Eligibility" you must attain at least age 55 with 20 Years of Continuous Service or at least age 65 with 5 Years of Continuous Service. You are hired at age 59 and continue to work until age 65. Because you would have 6 Years of Continuous Service and also have attained age 65 while employed, you can use your Employer Contribution Account when you terminate employment.

In addition, if you cease employment with the Employer as a result of Permanent Disability, you have the right to use 100% of your Employer-Contribution Account.

To the extent you do not meet the requirements described above:

- If you cease to be employed by the Employer due to death, then the balance of your Employer-Contribution Account will be forfeited.
- If you cease to be employed by the Employer for any other reason and immediately incur a three year Break in Service,[4] then the balance of your Employer-Contribution Account will be forfeited. Prior to forfeiture, you will retain the right to direct the investment of your Employer-Contribution Account. However, if the balance of your Employer-Contribution Account does not exceed $1,000 on the date you cease employment with your Employer, then your Employer may choose to immediately forfeit the balance of your Employer-Contribution Account. Note that if you later return to service after application of this rule, your Years of Continuous Service going forward will not include your service prior to the Break in Service.

If any balance remains when you have died, when your Spouse (or Dependent Domestic Partner) has died, when your Dependent Children have died (or ceased to be Dependent Children), and when your designated Dependent

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[4] A "Break in Service" is any period of absence from service with the Employer other than an Authorized Leave of Absence, paid holiday, paid vacation, or regularly scheduled paid or unpaid summer absence.

Relatives have died, then the entire balance of your Employer-Contribution Account will be forfeited back to the Plan and will be kept in the Plan for Plan purposes defined by the Plan Sponsor.

EMPLOYEE AFTER-TAX CONTRIBUTIONS

[redacted]

If you are an Eligible Employee, you may make contributions to the Plan on an after-tax basis. With the Employer Contributions that you receive, your contributions to your Employee After-Tax Contribution Account can be an important tool in saving for your retiree medical needs.

What Should I Consider in Deciding Whether to Make Employee After-Tax Contributions?

You will have to consider a number of factors in deciding whether to make Employee After-Tax Contributions and the amount of any contributions. Some of the factors are individual to you and some relate to the Plan. To help you make this decision, tools are available from Fidelity, including a calculator of potential future post-retirement medical expenses. Use of this calculator involves several assumptions and it should be used only for general help in making your decision.

You should consider your individual situation, including your health and the health of your eligible dependents who might be covered, your options for access to other health insurance and medical reimbursements in retirement, your alternatives for payment of retiree medical expenses, your overall financial situation, and the amount of Employer Contributions which might be made on your behalf.

You should also consider factors about the Plan. If amounts in your Employee After-Tax Contribution Account are not fully expended for medical purposes during your lifetime and the lifetimes of your eligible dependents, the remaining amount is forfeited back to the Plan. See below *When Will My Employee After-Tax Contribution Account be Forfeited?* You should also consider the appropriate amount of contributions. See below *Will My Accounts Pay For All of My Retirement Medical Expenses?* and *Will My Accounts Be More Than My Retirement Medical Expenses?*

When Can I Begin Making Employee After-Tax Contributions?

Your Employer will notify Fidelity to establish an Employee After-Tax Contribution Account in your name when you become an Eligible Employee. You will then receive enrollment materials from Fidelity and you may then begin making Employee After-Tax Contributions after you enroll.

How Do I Enroll For Employee After-Tax Contributions?

You will receive an enrollment packet in the mail from Fidelity. The enrollment materials will contain details on how you can enroll either by phone or on the internet. You can enroll at any time after you receive the enrollment information. If you ever have questions about enrollment, you may contact Fidelity at [INSERT Telephone #].

How Do I Make Employee After-Tax Contributions?

The primary way to make Employee After-Tax Contributions is by regular payroll deductions. Employee After-Tax Contributions by payroll deduction will commence with the next payroll period after your enrollment is processed by Fidelity and your Employer. Employee After-Tax Contributions can be made in any amount [of whole dollars] or [a percentage of your compensation up to ___%.].

> Example: You select a contribution of 2% per payroll period. You are paid $1,250 twice a month. $25 of your after-tax pay will be withheld each payroll and deposited in your Employee After-Tax Contribution Account ($1,250 times 2% = $25). Your contributions would total $600 per year ($25 per payroll period times 24 payroll periods per year).

You also have the option to make lump sum contributions on a quarterly basis through an Automated Clearing House (ACH) transfer if you meet any of the following criteria. The minimum quarterly contribution is $250. Employee After-Tax Contributions by ACH Transfer will commence by the first of the month after your enrollment is processed. You may make Employee After-Tax Contributions by ACH Transfer if:

- You are a current employee of the Employer;
- You cease employment with the Employer with any balance in your Employee After-Tax Contribution Account; or
- You cease employment with the Employer after meeting the criteria for Retirement Eligibility or as a result of becoming Permanently Disabled.

You can not make post-employment contributions if you cease employment with the Employer with a $0 balance in your Employee After-Tax Contribution Account and did not meet the criteria for Retirement Eligibility (unless you terminated as a result of becoming Permanently Disabled). If you are a retired employee when the Plan is started, you will also be eligible to enroll for ACH Transfers for any of your employee contributions. Contact Fidelity at [insert telephone #] for more information about the enrollment procedures for ACH Transfers.

Can I Change or Stop My Employee After-Tax Contributions?

You can change your payroll contributions or stop making contributions at any time by contacting Fidelity. This includes your ability to stop making contributions at any time. The change will be made on the first payroll after your new election is processed by Fidelity and your Employer.

Is the Amount of My Employee After-Tax Contributions Limited?

There currently are no limits on the amount of Employee After-Tax Contributions but the Plan Administrator reserves the right to impose limitations on the amount of Employee After-Tax Contributions that Participants may make if limitations are necessary to comply with any Internal Revenue Code requirements.

Can I Get My Employee After-Tax Contributions Back?

Once you have made an Employee After-Tax Contribution, you can never receive that contribution or any earnings on it back in cash. The only distributions that you can receive are in the form of premium payments for the Emeriti Health Insurance Options and reimbursement of Qualified Medical Expenses for yourself and your eligible dependents.

What if I'm Absent from Work for Military Service?

If you are absent from work for qualified military service covered by the Uniformed Services Employment and Reemployment Rights Act of 1994 ("USERRA"), you may continue to make Employee After-Tax Contributions by ACH Transfer. You should contact the Plan Administrator prior to going on military leave so that the Plan Administrator can inform you of the rules regarding military leave, including how soon after military service you must return to employment with the Employer in order to protect your rights under the Plan.

Can Anyone Else Make Contributions to My Account?

No. You are the only person permitted to make contributions to your Employee After-Tax Contribution Account.

What Happens to My Employee After-Tax Contribution Account If I Cease to Be Employed by the Employer?

If you cease to be employed by the Employer (even after just a few years), your Employee After-Tax Contribution Account will always be available for reimbursement of Qualified Medical Expenses and to pay premiums for the Emeriti Health Insurance Options during your life and the lives of your Spouse (or

Dependent Domestic Partner), Dependent Children, and Dependent Relatives, subject to eligibility.

What Happens to My Employee After-Tax Contribution Account If I Die?

If you die, your Employee After-Tax Contribution Account will always remain available for reimbursement of Qualified Medical Expenses and payment of premiums for the Emeriti Health Insurance Options during the lives of your Spouse (or Dependent Domestic Partner), Dependent Children (unless they cease to be Dependent Children), and Dependent Relatives, subject to eligibility.

When Will My Employee After-Tax Contribution Account Be Forfeited?

If any residual balance remains when you and your Spouse (or Dependent Domestic Partner) have died; your Dependent Children have died (or ceased to be Dependent Children), and your Dependent Relatives have died, then the entire remaining balance of your Employee After-Tax Contribution Account will be forfeited. Any amounts forfeited will be kept in the Plan and reallocated to the Employee After-Tax Contribution Accounts of other Participants in your Employer's Plan.

Will My Accounts Affect Medicaid Eligibility?

Medicaid (as opposed to Medicare) is a government program that pays for medical assistance for certain individuals and families with low incomes and resources. Medicaid has certain income and asset limitations for eligibility that vary state by state. Please consult your local Medicaid office if you have questions about how your Accounts may affect Medicaid eligibility for you, your spouse or domestic partner, or dependents.

INVESTMENT OF ACCOUNTS

One of the advantages of the Plan is that amounts held in your Employee After-Tax Contribution Account and Employer-Contribution Account are invested in one or more Investment Funds available through Fidelity. These Investment Funds are listed in Appendix D of this SPD, which includes additional information about the Investment Funds.

Who Controls How My Accounts Are Invested?

You control the investment of both your Employee After-Tax Contribution Account and your Employer-Contribution Account, subject to Fidelity's procedures and the terms of the Plan. You may make different investment elections for each Account.

Each of your Accounts shows the aggregate of contributions made to the Account, after adjustment for gains and losses, changes in market valuation, forfeitures, expenses, and/or distributions, if any. Since the balance in your Accounts is subject to gains and losses as a result of investment performance, it is very important that you carefully consider how you wish to invest the balance in your Accounts.

What Are The Investment Options Available For My Accounts?

The investment options for the Emeriti Health Accounts are selected by Emeriti and primarily consist of Fidelity Freedom Funds, each of which is a "fund of funds," meaning that each Fidelity Freedom Fund invests in a combination of other Fidelity mutual funds. The Fidelity Freedom Funds are "lifecycle" funds managed according to the fund's target retirement date, which begin with a more aggressive investment strategy (i.e., a higher percentage of equity funds) and become more conservative (i.e., a higher percentage of fixed income and money market funds) as the target retirement date approaches. The fund manager actively rebalances the fund to align it with its objective.

All but one of the Fidelity Freedom Funds offered under the Plan is labeled with a date. This date reflects an anticipated retirement date. Thus, the Fidelity Freedom 2020 Fund is targeted for retirements in the year 2020. You are allowed but not required to select a fund that corresponds to your expected retirement date.

> Example: You expect to retire in a particular year. You could select the Fidelity Freedom Fund for that year. Instead, you might select a Fidelity Freedom Fund that is earlier or later than that year, or allocate your contributions to several Fidelity Freedom Funds on or around that year.

INSERT IF ELECTED BY PLAN SPONSOR: The other Fidelity Freedom Fund is called the Fidelity Freedom Income Fund. This is the most conservative Fidelity Freedom Fund available under the Plan and is more heavily weighted toward fixed income funds and money market funds.

The final investment option is called the Fidelity Retirement Money Market Portfolio, which is a money market fund.

If required as a condition to hold an Investment Fund, the Plan Administrator may impose restrictions on short-term or excessive trading in accordance with the underlying prospectus of the Investment Fund.

The Investment Funds available under the Plan are subject to change at any time. You will be notified if any Investment Funds are added or removed from the Plan and you will be given an opportunity to select among the new Investment Funds. If you do not select a new Investment Fund, the Plan

Administrator will transfer the entire amount in the removed Investment Funds in all of your Accounts to one or more of the new Investment Funds.

THE PREVIOUS DISCUSSION OF THE FIDELITY FREEDOM FUNDS AND THE ACCOMPANYING EXAMPLES ARE PROVIDED FOR ILLUSTRATION ONLY AND ARE NOT INTENDED TO PROVIDE YOU WITH INVESTMENT ADVICE OR WITH A FULL DESCRIPTION OF EACH INVESTMENT FUND. EACH INVESTMENT FUND IS SUBJECT TO GAINS AND LOSSES DUE TO INVESTMENT PERFORMANCE AS WELL AS FEES WHICH ARE DISCLOSED IN THE PROSPECTUS FOR EACH INVESTMENT FUND. IN DECIDING HOW TO INVEST YOUR ACCOUNTS, YOU SHOULD CAREFULLY REVIEW THE PROSPECTUS FOR EACH INVESTMENT FUND, CONSULT YOUR FINANCIAL ADVISOR, AND CAREFULLY CONSIDER YOUR PARTICULAR CIRCUMSTANCES. THE INVESTMENT FUNDS AVAILABLE UNDER THE PLAN ARE SUBJECT TO CHANGE FROM TIME TO TIME.

How Do I Make Elections Regarding How My Accounts Are Invested?

When you first become a Participant, you must file an investment election with Fidelity directing how your Accounts are to be invested. You may make different investment elections for each Account. You must state, in whole percentage points from 1% to 100%, the percentage of contributions to each Account that will be invested in a particular Investment Fund. If you fail to file an election, contributions to your Accounts will be invested in [redacted] [the Fidelity Freedom Income Fund] [the Fidelity Freedom Fund that corresponds to when you will reach age 65].

> *Example*: You elect to invest 70% of your Employee After-Tax Contribution Account in one Fidelity Freedom Fund and 30% in a second Fidelity Freedom Fund. For your Employer Contribution Account, you select a different allocation and elect to invest 50% in each of the Fidelity Freedom Funds.

Can I Change How My Accounts Are Invested?

You can change how future contributions to your Accounts are invested by filing a new election with Fidelity. In addition, you may change how the current balance of either of your Accounts is invested by notifying Fidelity. You can make an investment change through the internet or through a phone representative or the automated phone system of Fidelity. You may make changes at any time and without any limits, except for restrictions imposed by the Investment Fund on short-term and excessive trading. You will be notified in writing by Fidelity if you become subject to these restrictions.

If you change the investment of a current balance, your change must be stated in whole percentage points from 1% to 100% or in any dollar amount in excess of $250 or the current balance held in the Investment Fund. You can have different investments for the existing balances in your Account from new contributions. Your investment elections remain in effect until you change them.

Example: You elect to have the existing balance of your Employer Contribution Account invested in the Fidelity Freedom 2020 Fund and any new contributions to be invested in the Fidelity Freedom 2025 Fund. All new contributions will go into the Fidelity Freedom 2025 Fund until you make a new investment election.

How Are Transactions in The Investment Fund Priced?

Shares of the Investment Funds are bought at the next Net Asset Value ("NAV") calculated for the Investment Fund after the contribution is received by Fidelity. Exchanges, transfers and sales will be done at the next NAV calculated after the exchange, transfer or sale is received by Fidelity. Transactions confirmed after the close of the market, normally 4 p.m. Eastern time, or on weekends or holidays, will receive the next available NAV. The NAV is usually calculated at the close of the market each business day.

Do I Receive Activity Notices and Account Statements?

You will receive activity notices directly when you reallocate assets between Investment Funds. If you transact through the internet, through a phone representative or through the automated phone system of Fidelity, you will have the choice of receiving a paper activity notice or an electronic version for each transaction.

You will receive account statements once a year. You will also have access to a website where current account information is available, including updated performance statistics on the mutual funds. You can also obtain current account information by speaking to a phone operator or accessing an automated phone system at Fidelity.

Do I Receive Prospectuses and Updates?

You will receive a prospectus as part of your initial enrollment information. When you first allocate a portion of your plan balance to a particular mutual fund, you will receive the prospectus again unless you have received the prospectus within the last 30 days and you do not tell Fidelity that you have previously received the prospectus. You can receive a prospectus before that time by calling Fidelity or by accessing the Fidelity web site. You will receive Supplements, Updates, Semi-Annual and Annual Reports, and Proxy Statements from Fidelity for so long as you maintain an allocation in that fund. You can vote the proxies. You will also have access to a website where current versions of some of these documents are available at any time. You can also request current copies of these documents by calling Fidelity.

How Are My Accounts Invested If I Die?

If you die and one or both of your Accounts remain available for your Spouse (or Dependent Domestic Partner), then your Spouse (or Dependent Domestic Partner) may direct the investment of your Account(s). If you die with no surviving Spouse (or Dependent Domestic Partner), or if your Spouse (or Dependent Domestic Partner) later dies, and one or both of your Accounts remain available for your Dependent Children or Dependent Relatives, then the balance in your Account(s) will be invested in [the Fidelity Retirement Money Market Portfolio].

Does the Investment of My Accounts Change Once I Retire?

You may continue to invest your Accounts in the Investment Funds listed in Appendix D of this SPD even after you retire. In that case, the balance in your Accounts will remain subject to the performance of those Investment Funds.

However, once you *(or your Spouse, or Dependent Domestic Partner, in the event of your death)* become eligible for the Emeriti Reimbursement Benefit (reimbursement of Qualified Medical Expenses) you may elect that all or a portion of an Account (in any increments of $25,000 or more) be invested in an annuity contract. You may choose this investment method for your Employer Contribution Account, your Employee After-Tax Contribution Account, or both Accounts, subject to the $25,000 minimum. The annuity will make periodic payments to your Account(s) to be used for reimbursement of Qualified Medical Expenses and/or to pay premiums for the Emeriti Health Insurance Options. You may invest any unexpended annuity payments made to your Account(s) in any of the available Investment Funds. Based upon your specific selection of annuity contracts, the annuity payments will continue either until your death or until the last to die of you and your Spouse (or Dependent Domestic Partner).

The amount of the annuity payment will depend on a number of factors, including long-term interest rates and the type of annuity contract that you choose. You may contact Fidelity for more details about choosing the annuity option.

You should discuss the advantages and disadvantages of each approach with your financial advisor prior to making any decision about whether to invest all or a portion of your Account(s) in an annuity contract. The exact details of each annuity are governed by the terms of the annuity contract.

Will My Accounts Pay For All of My Retirement Medical Expenses?

There is no guarantee that your Accounts will be sufficient to pay for all of your retirement medical expenses. The only benefit available is the total amount in your Accounts. When that total amount is expended, the Plan will not provide any further financial support for the medical expenses of you, your Spouse (or Dependent Domestic Partner), Dependent Children or Dependent Relatives.

However, you may continue to have access to the retiree medical benefits offered under the Plan, including the Emeriti Health Insurance Options and reimbursement of Qualified Medical Expenses, provided you designate a private account from which premium payments will continue or you contribute periodic lump sums via electronic ACH Transfer to pay for premiums and other Qualified Medical Expenses.

There are a number of reasons that your Accounts could be less than your post-retirement medical expenses. The amount in your Employee After-Tax Contribution Account is largely dependent on the amount that you choose to contribute to the Plan. The individual health status of you, your Spouse (or Dependent Domestic Partner), and your other Dependents could be a major variable. Because your use of the Accounts may not start for many years in the future, choosing the amount of contributions requires a number of projections. Any of those projections may differ significantly from your actual situation. Relevant factors may include the life expectancies of you and your Spouse (or Dependent Domestic Partner), unexpected changes in your health status, future medical expense trends, and future changes in premiums for the Emeriti Health Insurance Options.

Other factors that could have a significant impact include changes in Medicare or other government health programs, changes in your Employer's contributions to the Plan, and investment performance of your Accounts.

> Example: When you retire and are eligible for Medicare, you elect coverage under an Emeriti Health Insurance Option. Premiums are paid for 20 years. At that time, all amounts in your Accounts have been expended. At that time, you will have to pay the premiums by ACH transfer if you want to continue coverage in the Emeriti Health Insurance Option.

Your Accounts are not subject to any liens under the Plan or under any contract in connection with the Plan. Your creditors cannot reach your Accounts in the Plan.

Can My Accounts Be More Than My Retirement Medical Expenses?

As explained above, any amounts remaining in either your Employer Contribution Account or your Employee After-Tax Contribution Account after the death or other loss of eligibility of you, your spouse and all other dependents will be forfeited back to the Plan. See *What Happens to My Employer-Contribution Account If I Cease to Be Employed by the Employer?* and *When Will My Employee After-Tax Contribution Account be Forfeited?* above. Therefore, having more in your Accounts than the actual medical expenses of all eligible persons will result in a loss of the excess amount.

Example: You retire with amounts in your Accounts in the Plan. Shortly after retirement, you and your Spouse both die and you do not have any Dependent Children or Dependent Relatives. Any amount in your Accounts would be forfeited to the Plan at the latest death of you or your Spouse.

There are a number of reasons that your Account assets may exceed your total covered medical expenses. The amount in your Employee After-Tax Contribution Account is largely dependent on the amount that you choose to contribute to the Plan. The individual health status of you, your Spouse (or Dependent Domestic Partner), your Dependent Children and your Dependent Relatives could be a major variable. Because your use of the Accounts may not start for many years in the future, choosing the amount of contributions requires a number of projections. Any of those projections may differ significantly from your actual situation. Relevant factors may include the life expectancies of you and your Spouse (or Dependent Domestic Partner), unanticipated changes in health status, future medical expense trends, and future changes in premiums for the Emeriti Health Insurance Options. Your or your Spouse's premature death or other loss of eligibility for Dependent Children and Dependent Relatives could also result in excess assets in the Accounts.

Other factors that could have a significant impact include changes in Medicare or other government health programs, changes by the Employer in its contributions to the Plan, and investment performance of your Accounts.

Your Accounts and your right to participate in the Plan are not transferable by you or anyone else in any circumstances. You also cannot assign your Accounts or participation in the Plan or use your Accounts as security for a loan. Your creditors cannot reach your Accounts in the Plan.

FEES

Are Fees Charged to My Accounts?

Yes. The Plan permits the reasonable costs of administering the Plan to be charged against Plan assets, including Participant Accounts. In the event that the balances of your Accounts reach zero dollars ($0), you will be required to pay administrative fees by ACH Transfer in order to continue participation in the Plan.

What Fees Are Charged by Emeriti?

The fee charged by Emeriti for its services to the Plan is $48 per year for each participant. Normally, you are responsible for paying this fee, which is charged monthly in the amount of $4. Fidelity processes this charge on your behalf at the direction of your Employer. It is charged first to your Employer-Contribution

Account. When that Account is exhausted, it is charged to your Employee After-Tax Contribution Account. If that Account is exhausted and you continue participation in the Plan, you must pay this fee directly by ACH Transfer.

INSERT IF ELECTED BY PLAN SPONSOR: Your Employer has agreed to pay **[$1] [$2] [$3] [the entire amount]** of this monthly fee during the time that you are employed by your Employer. However, if you terminate employment for any reason, including retirement, the Employer will no longer pay this portion of the fee.

What Fees Are Charged by Fidelity?

Fidelity charges a fee for record-keeping services is $20 per year for active employees and $75 per year for retirees. The record-keeping fee is charged against your account on a quarterly basis. When average account balances in the Employer's Employer-Contribution VEBA and Employee After-Tax Contribution VEBA (combined) for your Plan reach $10,000 per Participant, fees charged to Participants will be reduced by half. When average account balances reach $20,000 per Participant, record-keeping fees charged to Participants will be eliminated entirely.

Fee reductions are effective the quarter following the quarter in which the average quarterly account balance reaches the required per Participant threshold. Average account balances are based upon the total number of Participants and the assets held in the Plan(s) on the last business day of the quarter. If the Participant fees have been reduced or eliminated, fees may increase if the stated thresholds are not maintained in any given quarter.

In addition, there are management fees and other fees and expenses for the Fidelity Investment Funds. These fees and expenses are reflected in the total return of the Investment Funds that you select. These fees are detailed in the prospectus for each Investment Fund.

Fidelity receives no fees for its services as trustee of any of the Trusts.

What Fees are Charged for Qualified Medical Expense Reimbursements?

The Claims Processor for reimbursement of Qualified Medical Expenses (FBD Consulting, Inc.) will charge a fee of $6.00 per claim form which is deducted from your Accounts. You may submit more than one expense on each claim form and you will be charged only once. The fee will be assessed on all claim forms submitted whether they are approved or denied.

What Fees Are Charged by Aetna (Or Other Insurance Underwriter)?

The only payments to Aetna (or other health insurance underwriter) are the monthly premiums paid from your Accounts for initial and continuing eligibility for the Emeriti Health Insurance Options.

What Fees Are Charged by My Employer?

You are not charged for any of the costs incurred by your Employer to participate in the Emeriti Program or associated with its ongoing operation of the Plan.

MEDICAL BENEFITS – COVERAGE GENERALLY

The Employer Contributions Account and Employee After-Tax Contribution Account provide the funding method for the retiree medical benefits available under the Plan. The Plan provides two types of retiree medical benefits—Emeriti Health Insurance Options,[5] and reimbursement of Qualified Medical Expenses. Your eligibility *(and the eligibility of your family members)* for these two benefits is determined separately.

Which of My Family Members Can Benefit Under the Plan?

Although they may or may not qualify for particular benefits under the Plan, the following of your family members are eligible to benefit under the Plan:

- Your Spouse INSERT IF ELECTED BY PLAN SPONSOR: (or Domestic Partner)
- Any Dependent Child
- INSERT IF ELECTED BY PLAN SPONSOR: Any Dependent Relative (for reimbursement of Qualified Medical Expenses only)

The definition of each of these terms is provided under "DEFINITIONS / IMPORTANT CONCEPTS."

Can I Transfer My Benefits to Someone Else?

No. Neither you nor your covered family members have any right to transfer, sell or otherwise dispose of any right to benefits payable to you under the Plan.

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[5] The Emeriti Health Insurance Options are underwritten by Aetna, except in New Mexico, Minnesota, Puerto Rico, and the U.S. Virgin Islands, where they are underwritten by [insert once known].

Do Women and Newborns Have Any Special Rights?

Newborns and Mothers Health Protection Act. Under the federal Newborns and Mothers Health Protection Act, group health plans and health insurance issuers generally may not restrict benefits for any hospital length of stay in connection with childbirth for the mother or newborn child to less than 48 hours following a vaginal delivery, or less than 96 hours following a cesarean section. However, federal law generally does not prohibit the mother's or newborn's attending provider, after consulting with the mother, from discharging the mother or her newborn earlier than 48 hours (or 96 hours as applicable). In any case, plans and issuers may not, under federal law, require that a provider obtain authorization from the plan or the insurance issuer for prescribing a length of stay not in excess of 48 hours (or 96 hours).

Women's Health and Cancer Rights Act. Group health plans and health insurance issuers that provide medical and surgical benefits with respect to a mastectomy must provide, in a case of a participant, spouse or dependent who is receiving benefits in connection with a mastectomy, coverage for:

- all stages of reconstruction of the breast on which the mastectomy has been performed;
- surgery and reconstruction of the other breast to produce a symmetrical appearance; and
- prostheses and physical complications of mastectomy, including lymphedemas;

in a manner determined in consultation with the attending physician and the patient. This coverage may be subject to annual deductibles and coinsurance provisions as may be deemed appropriate and as are consistent with those established for other benefits under the plan or coverage. Written notice of the availability of such coverage must be delivered to the participant upon enrollment and annually thereafter.

EMERITI HEALTH INSURANCE OPTIONS – ELIGIBILITY

This section describes eligibility for the Emeriti Health Insurance Options. The Emeriti Health Insurance Options are underwritten by Aetna, except in New Mexico, Minnesota, Puerto Rico, and the U.S. Virgin Islands, where they are underwritten by [insert]. [insert discussion in the event that underwriting is not available for New Mexico, Minnesota, Puerto Rico, or the U.S. Virgin Islands]. Eligibility for reimbursement of Qualified Medical Expenses is described later in this SPD.

You, your Spouse (or Domestic Partner) and your Dependent Children may be eligible to enroll in the Emeriti Health Insurance Options. Dependent Relatives are not eligible to enroll in the Emeriti Health Insurance Options. Eligibility for the Emeriti Health Insurance Options and the terms of coverage are governed by the terms of the Plan and the Coverage Documents (*see definitions section*), [insert regarding variation in New Mexico, Minnesota, Puerto Rico, or the U.S. Virgin Islands]. The various optional levels of coverage under the Emeriti Health Insurance Options generally consist of:

- one or more post-65 options integrating with Medicare (referred to as "Post-65 Options") – available only to eligible Participants and their Spouses (or Domestic Partners) age 65 or greater enrolled in Medicare Part A and Part B; and
- one pre-65 option available only to Dependent Children and to eligible Spouses (or Domestic Partners) who have not attained age 65 (whether or not enrolled in Medicare) or who have attained age 65 but have not enrolled in Medicare (referred to as "Pre-65 Options").

Each of the Emeriti Health Insurance Options has its own set of eligibility criteria, and the benefits provided will vary by state as necessary to comply with state insurance laws. [insert discussion in the event that underwriting is not available for New Mexico, Minnesota, Puerto Rico, or the U.S. Virgin Islands]. You may contact the Plan Administrator to determine the specific benefits offered in your state. Coverage for Spouses (or Domestic Partners) and Dependent Children is contingent upon enrollment of the Participant, except as described below.

What If I Cease to Be Employed Prior to Attaining Retirement Eligibility?

If you cease to be employed by the Employer *(for any reason including death)* prior to meeting the requirements for Retirement Eligibility established by the Plan Sponsor, then you, your Spouse (or Domestic Partner), and your Dependent Children will not be eligible to enroll in the Emeriti Health Insurance Options. Note, however, that this will not affect any rights you (or your family members) may have to the Emeriti Reimbursement Benefit (reimbursement of

Qualified Medical Expenses). Also, see below for a discussion of your rights if you cease employment with the Employer due to becoming Permanently Disabled. For an explanation of the term "Retirement Eligibility," please refer to the section entitled "DEFINITIONS / IMPORTANT CONCEPTS."

What If I Cease to Be Employed On or After Attaining Retirement Eligibility (Except Due to Death)?

If you cease to be employed by the Employer *(for any reason other than death)* on or after meeting the requirements for Retirement Eligibility established by the Plan Sponsor, then following the later of your attaining age 65 or your enrollment in Medicare, you will be eligible to enroll in the Emeriti Health Insurance Options under one of the Post-65 Options. You can enroll during the "enrollment window" beginning with the first day of the third month prior to the date and ending six months later. If you do not enroll in one of the Emeriti Health Insurance Options within that enrollment window, your eligibility to later enroll in the Emeriti Health Insurance Options will be restricted *(see discussion below)*.

If, at the time you enroll in a Post-65 Option, your Spouse (or Domestic Partner) is at least age 65 and currently enrolled in Medicare, you may enroll your Spouse (or Domestic Partner) in an Emeriti Health Insurance Option, but only in the same Post-65 Option in which you are enrolled.

If, at the time you enroll in an Emeriti Health Insurance Option, your Spouse (or Domestic Partner) has not attained age 65 (whether or not enrolled in Medicare), or has attained age 65 but has not enrolled in Medicare, you may enroll your Spouse (or Domestic Partner) in a Pre-65 Option. If your Spouse (or Domestic Partner) later enrolls in Medicare (after attaining age 65), then you may change your Spouse's (or Domestic Partner's) enrollment from a Pre-65 Option to the same Post-65 Option in which you are enrolled. You must do this enrollment within the enrollment window based on the date he or she enrolls in Medicare (after attaining age 65) or during any subsequent open enrollment period. Please note that the Pre-65 Option is significantly more expensive because it typically will not coordinate with Medicare. Therefore it may be advantageous to enroll your Spouse (or Domestic Partner) in your Post-65 Option as soon as possible.

At the time you enroll in a Post-65 Option, you may also enroll your Dependent Children in the Pre-65 Option.

If you do not enroll an eligible Spouse (or Domestic Partner) or Dependent Child in an Emeriti Health Insurance Option during the enrollment window when he or she is first eligible, then his or her eligibility to later enroll in that Emeriti Health Insurance Option will be restricted *(see discussion below)*.

If your Spouse (or Domestic Partner) is eligible for the Pre-65 Option but chooses not to enroll in that option, your Spouse (or Domestic Partner) may later enroll in the same Post-65 Option in which you are enrolled, provided he or she does so within the enrollment window for the date he or she enrolls in Medicare (*after attaining age 65*). Subsequent enrollment during an open enrollment period will not be permitted.

What If I Become Permanently Disabled?

If you cease employment after meeting the requirements for Retirement Eligibility, your disabled status will have no effect on your benefits. However, if you cease employment prior to meeting the requirements for Retirement Eligibility as a result of becoming Permanently Disabled, then:

- If, following the date you cease employment, the Employer covers you under a group health plan that it offers outside the Emeriti Program (whether insured or self-insured) continuously from the time of the determination that you are Permanently Disabled until age 65, then you will be eligible to enroll in a Post-65 Option upon attaining age 65 and enrolling in Medicare.

- If you are not continuously covered, then you will never be eligible to enroll in the Emeriti Health Insurance Options.

You must enroll in a Post-65 Option within the enrollment period for the later of the date that you attain age 65 or enroll in Medicare. At the time you enroll, you may enroll your Spouse (or Domestic Partner) and Dependent Children under the same general rules described under the subsection above entitled, *"What If I Cease to Be Employed On or After Attaining Retirement Eligibility (Except Due to Death)?"*

You will be determined to be "Permanently Disabled" if you have received a final determination from the Social Security Administration that you are permanently disabled and became permanently disabled no later than the date of cessation of employment with the Employer. It is your responsibility to notify the Plan Sponsor (in its capacity as Plan Administrator) of the Social Security Administration's determination prior to the expiration of a three year Break in Service.[6] Failure to do so will result in you not qualifying as Permanently Disabled under the Plan. The determination of the Social Security Administration is not subject to review by the Plan Administrator and is final with respect to the Plan.

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[6] A "Break in Service" is any period of absence from service with the Employer other than an Authorized Leave of Absence, paid holiday, paid vacation, or regularly scheduled paid or unpaid summer absence.

What If I Die After Attaining Retirement Eligibility?

If you have met the criteria for Retirement Eligibility and then die while still employed by the Employer or after ceasing employment but prior to enrolling in one of the Emeriti Health Insurance Options (*unless you were eligible to enroll and failed to do so in a timely manner*), then within three months following your death, your Spouse (or Domestic Partner) and Dependent Children may enroll in one of the Emeriti Health Insurance Options under the following conditions:

- If your Spouse (or Domestic Partner) is at least age 65 and currently enrolled in Medicare, he or she may enroll in a Post-65 Option.
- If your Spouse (or Domestic Partner) has not attained age 65 (whether or not enrolled in Medicare) or has attained age 65 but has not enrolled in Medicare, he or she may enroll in the Pre-65 Option. If he or she later enrolls in Medicare (after attaining age 65), then he or she may enroll in a Post-65 Option, provided he or she does so within the enrollment window for the later of the date he or she attains age 65 or enrolls in Medicare.
- Your Dependent Children may enroll in the Pre-65 Option.
- If an eligible Spouse (or Domestic Partner) or Dependent Child does not enroll in an Emeriti Health Insurance Option during the three months following your death, then his or her eligibility to later enroll in that Emeriti Health Insurance Option will be restricted (*see discussion below*).
- Note that if you cease employment after meeting the criteria for Retirement Eligibility, fail to enroll in an Emeriti Health Insurance Option in a timely manner, and then die, your Spouse (or Domestic Partner) and Dependent Children may never enroll in the Emeriti Health Insurance Options.

If you die after enrolling in an Emeriti Health Insurance Option, your Spouse (or Domestic Partner) and Dependent Children who are currently enrolled in an Emeriti Health Insurance Option may remain enrolled in that same Emeriti Health Insurance Option for so long as they continue to meet its qualifications. If your Spouse (or Domestic Partner) is enrolled at the time of your death in the Pre-65 Option, then he or she may remain enrolled in that option until attaining age 65 and enrolling in Medicare. Upon attaining age 65 and enrolling in Medicare (whether or not enrolled in a Pre-65 Option), your Spouse (or Domestic Partner) may elect to enroll in a Post-65 Option, provided he or she does so within the enrollment window for the later of turning age 65 or enrolling in Medicare (or during any subsequent open enrollment period).

If you die, your Dependent Child's coverage in a Pre-65 Option will cease on the date he or she fails to meet the requirements of a Dependent Child (e.g., he or she turns 19 while not enrolled in school). Your Spouse's (or Domestic

Partner's) Pre-65 or Post-65 Option coverage will not cease on account of your death (even if he or she remarries). However, the new spouse or domestic partner and any future dependents of your surviving Spouse (or Domestic Partner) are never eligible for coverage under the Emeriti Health Insurance Options or any other benefits under the Plan.

If your Spouse (or Domestic Partner) or Dependent Child fails to enroll in an Emeriti Health Insurance Option during the enrollment window for the date the individual is first eligible, then that individual's eligibility to later enroll in that Emeriti Health Insurance Option will be restricted *(see discussion below)*.

Is Medicare Enrollment Required?

Coverage under any Post-65 Option is only effective if you or your Spouse (or Domestic Partner) is actually enrolled in Medicare Part A and Part B. Your enrollment in Medicare must be in a fee-for-service Medicare program under which you do not assign your Medicare benefits to any health plan.

What Is the Effective Date of Coverage Under the Emeriti Health Insurance Options?

For any Post-65 Option once you retire, the effective date is the latest to occur of:

- The first month in which you attain age 65;
- The effective date of your Medicare entitlement; or
- The first of the month following the date you enroll in the Post-65 Option and Aetna accepts the enrollment.

Thus, if you retire after age 65, and do not enroll in a Post-65 Option until after your Medicare effective date, your Post-65 Option will not be effective until Aetna accepts your enrollment. Note that the same rules apply to enrollment of your Spouse (or Domestic Partner).

For any Pre-65 Option, the effective date of your coverage is the first of the month following the date the individual enrolls in the Pre-65 Option and Aetna accepts the enrollment.

For any Domestic Partner whose eligibility depends on determination of Domestic Partner status and for any Dependent Child whose status depends upon a determination of student status or totally disabled status, coverage will begin on your initial effective date of coverage. However, you will have 45 days to comply with Aetna's verification process for Domestic Partner status, student status or totally disabled status. If you fail to comply with the verification process or the Domestic Partner or Dependent Child is found to be ineligible for the

Emeriti Health Insurance Options, coverage will be terminated at the end of the month following the 45-day verification period.

What If I Fail to Enroll, or a Family Member Fails to Enroll, In a Timely Manner?

If you or one of your eligible family members fails to enroll in an Emeriti Health Insurance Option in a timely manner, then that individual will not be permitted to later enroll in that Emeriti Health Insurance Option, except within 30 days of any of the following events:

- The individual (i.e., you, your Spouse (or Domestic Partner), or Dependent Child) declined enrollment because he or she was enrolled in COBRA continuation coverage under another plan and the maximum period of continuation coverage has expired. If applicable to you, you may enroll in a Post-65 Option. If applicable to your Spouse (or Domestic Partner) and/or Dependent Child, they may each enroll in an appropriate Emeriti Health Insurance Option if you are already enrolled, or you enroll in, a Post-65 Option. Coverage will be effective the first of the month following the date of enrollment.

- The individual (i.e., you, your Spouse (or Domestic Partner), or Dependent Child) declined enrollment because he or she had coverage under another group health plan or had other health insurance coverage and that other coverage terminated as a result of loss of eligibility or employer contributions toward that coverage have been terminated. This includes loss of coverage due to legal separation, divorce, death, termination of employment, reduction in the number of hours of employment, and any loss of eligibility after a period that is measured by reference to any of these events. This does not include loss of coverage due to failure to pay premiums on a timely basis or termination of coverage for cause, such as making a fraudulent claim or an intentional misrepresentation of a material fact in connection with the plan. If applicable to you, you may enroll in a Post-65 Option. If applicable to your Spouse (or Domestic Partner) and/or Dependent Child, they may each enroll in an appropriate Emeriti Health Insurance Option if you are already enrolled, or you enroll in, a Post-65 Option. Coverage will be effective the first of the month following the date of enrollment.

- You have a new Spouse (or Domestic Partner), in which case your new Spouse (or Domestic Partner) may be enrolled in an appropriate Emeriti Health Insurance Option, provided that you simultaneously enroll in a Post-65 Option. Coverage will be effective the first of the month following the date of enrollment.

- You have a new Dependent Child other than by birth or adoption (e.g., by marriage), in which case the new Dependent Child may be enrolled in a

Pre-65 Option, provided that you simultaneously enroll in a Post-65 Option. Your coverage will be effective on the first of the month following the date of enrollment. The addition of a new Dependent Child will not result in a special enrollment right for existing Dependent Children who were not enrolled on a timely basis.

- You have a new Dependent Child by birth, adoption, or placement for adoption, in which case the new Dependent Child may be enrolled in a Pre-65 Option, provided that you simultaneously enroll in a Post-65 Option. In addition, your Spouse (or Domestic Partner) may elect simultaneously to enroll in an appropriate Emeriti Health Insurance Option. Your coverage will be effective on the date of your Dependent Child's birth, adoption, or placement for adoption. The addition of a new Dependent Child will not result in a special enrollment right for existing Dependent Children who were not enrolled on a timely basis.

An individual's eligibility for late enrollment is in all cases subject to the general eligibility requirements for each Emeriti Health Insurance Option. Aetna may require proof that a special enrollment event has occurred as a condition of coverage.

Are There Open Enrollment Periods?

Yes. The Plan will hold an annual open enrollment period. The timing and length will be announced each year. The purpose of the open enrollment period is solely to permit you and your Spouse (or Domestic Partner) who are currently enrolled in any of the Emeriti Health Insurance Options to elect coverage under a different Emeriti Health Insurance Option (subject to eligibility requirements). If an open enrollment period is ever held for any other reason, you will be notified about the terms and conditions of that special open enrollment period.

Who Pays the Premiums for the Emeriti Health Insurance Options?

All premiums must be paid for initial and continuing eligibility for any Emeriti Health Insurance Option. If a sufficient balance is in your Accounts, premiums will be paid solely and automatically from your Accounts via the Fidelity recordkeeping system. If there is an insufficient balance in your Accounts, you may pay premiums solely by ACH Transfer to the Plan. In addition, the Plan requires premiums attributable to your Non-Dependent Domestic Partner to be paid solely by ACH Transfer. You may contact Fidelity to set up ACH Transfers.

What If My Spouse (or Domestic Partner) and I Are Both Participants?

If you are a Participant and your Spouse (or Domestic Partner) is also a Participant, you must each enroll separately in the Emeriti Health Insurance Options. Neither of you may be enrolled as a Spouse (or Domestic Partner) of the other for purposes of the Emeriti Health Insurance Options. Either of you may enroll your Dependent Children in a Pre-65 Option, but both of you may not do so.

Can An Individual's Coverage Cease If His or Her Status Changes?

A Spouse's (or Domestic Partner's) or Dependent Child's coverage under the Emeriti Health Insurance Options will not cease on account of the death of the Participant. However, a Spouse's (or Domestic Partner's) or Dependent Child's coverage under the Emeriti Health Insurance Options will cease on the date such individual fails to meet the requirements of a Spouse (or Domestic Partner) or Dependent Child, as applicable (whether prior to or following the death of the Participant). Further, a Spouse's coverage under the Emeriti Health Insurance Options will cease on the date he or she is divorced or legally separated from the Participant.

What If My Coverage is Cancelled Because of Something I Did?

Your coverage under the Emeriti Health Insurance Options can be cancelled only due to: (1) non-payment of premiums; (2) failure to abide by the terms and conditions of coverage; or (3) voluntary cancellation on your part at any time. If your coverage is cancelled for any of these reasons, you will be ineligible to re-enroll, unless expressly permitted by Aetna.

Is There Anything Else I Should Know About Eligibility for the Emeriti Health Insurance Options?

Your and your family's enrollment in the Emeriti Health Insurance Options is subject to the Plan's enrollment procedures. Health insurance benefits available under the Plan are limited to those provided under the available Emeriti Health Insurance Options that you and/or your eligible family members select. If you elect to enroll in health insurance coverage outside of the Plan instead of enrolling in the Emeriti Health Insurance Options, you will not be eligible to enroll in the Emeriti Health Insurance Options at a later date unless you or your eligible family member has one of the life events described previously in this section. However, if you have a balance in your Account(s), you will still be eligible to obtain reimbursement of premiums paid for insurance you obtain outside of the Plan (i.e., insurance other than the Emeriti Health Insurance Options) (see the section entitled "REIMBURSEMENT OF QUALIFIED MEDICAL EXPENSES").

Are the Emeriti Health Insurance Options Subject to Change?

Emeriti and Aetna have a contract for Aetna's participation in the Program. Current terms of the Coverage Documents that may be significant include: (i) coverage is available and underwritten by Aetna in all jurisdictions under the Plan other than New Mexico, Minnesota, Puerto Rico, and the U.S. Virgin Islands; (ii) terms of the Coverage Documents will vary by state in accordance with state insurance laws; (iii) there is guaranteed issue for all participants; and (iv) you and your Spouse (Domestic Partner) have flexibility to change coverage choices at annual enrollment. [insert discussion of underwriter(s) for New Mexico, Minnesota, Puerto Rico, and the U.S. Virgin Islands]. You may contact the Plan Administrator to determine any variation in the Emeriti Health Insurance Options for your state or territory. The Emeriti Health Insurance Options will be subject to change to address future changes in state and federal law, including changes to the Medicare program caused by the Medicare Modernization Act of 2003. There is no guarantee that the current terms of the Coverage Documents applicable to any state will continue as described, and there is no guarantee that coverage will be available in all states and territories.

This contract may be terminated by either party under certain circumstances, primarily at the end of the term of the contract. See the "Amendment, Termination and Withdrawal" section below. There is no guarantee that the Emeriti Program will renew Aetna's contract or that Aetna will continue to offer insured health plans to the Program in the future. In such circumstances, Emeriti would make its best efforts to find appropriate replacement(s) for Aetna, but there is no guarantee that a replacement insurance company could be found in the future. If Aetna or a replacement insurance company is not available in the Program, access to your Accounts would be only through the reimbursement of Qualified Medical Expenses (including the payment of premiums for individually-procured insurance).

EMERITI HEALTH INSURANCE OPTIONS – BENEFITS

The Pre-65 and Post-65 Emeriti Health Insurance Options[7] described in the previous section, including premiums and benefits, are described in the Coverage Documents (*see definitions section*). Those documents are provided to you separately when you select an option at retirement but are considered part of this SPD (*a copy of these documents is available at any time by contacting Aetna (or the applicable insurance company for your state or territory)*).

REIMBURSEMENT OF QUALIFIED MEDICAL EXPENSES

In addition to coverage under the Emeriti Health Insurance Options, you may be eligible for reimbursement of Qualified Medical Expenses. In many cases,

[7] The Emeriti Health Insurance Options are underwritten by Aetna, except in New Mexico, Minnesota, Puerto Rico, and the U.S. Virgin Islands, where they are underwritten by [insert]. [insert discussion in the event that underwriting is not available for New Mexico, Minnesota, Puerto Rico, or the U.S. Virgin Islands].

Participants become eligible for reimbursement of Qualified Medical Expenses prior to becoming eligible to enroll in the Emeriti Health Insurance Options. This can be particularly helpful if you retire prior to age 65 (the standard age for Medicare eligibility) and need to pay for health insurance premiums or other out-of-pocket medical expenses in the bridge period between active employment and Medicare enrollment. Even if you are not eligible for the Emeriti Health Insurance Options, you may still be eligible for reimbursement of Qualified Medical Expenses.

What is a Qualified Medical Expense?

"Qualified Medical Expenses" or "QMEs" are those expenses incurred by you, your Spouse (or Dependent Domestic Partner), your Dependent Children, and your Dependent Relatives for "medical care" as defined in Internal Revenue Code Section 213(d). Most types of medical care are covered, and you may also receive reimbursement for health insurance premiums, Medicare premiums, and allowable over-the-counter pharmaceuticals, but only to the extent these expenses have not been covered by insurance or another benefit plan.

You cannot obtain reimbursement of any medical expense incurred by an individual unless you have contacted Fidelity and designated that individual as your Spouse (or Dependent Domestic Partner), Dependent Child, or Dependent Relative. Medical expenses of Non-Dependent Domestic Partners are not reimbursable under the Plan.

Except for certain terminal illness or injury expenses described below, QMEs are only eligible for reimbursement if incurred on or after the date you become eligible for reimbursement of Qualified Medical Expenses. An expense is considered "incurred" on the date you, your designated Spouse (or Dependent Domestic Partner), your designated Dependent Child, or your designated Dependent Relative are furnished the medical care or services giving rise to the claimed expense (*documentation of such expense is required*). Reimbursement may not be obtained for expenses incurred by an individual prior to the date you notify Fidelity to designate that individual as a dependent but after you are eligible.

Required evidence of a Qualified Medical Expense includes (*but may not be limited to*) a bill, receipt, or similar documentation from the health care provider or the health insurance company stating the individual(s) for whom the service or health insurance was provided, the date of service or effective date of the health insurance, the type of service, if applicable, and the charge or premium due.

There are no limits on the amount of reimbursement for a Qualified Medical Expense, except the total amount in your Accounts. If Aetna pays only a portion of an expense, the unpaid portion may be submitted for reimbursement as a Qualified Medical Expense.

How and When Do I Become Eligible for Reimbursement of Qualified Medical Expenses?

You are immediately eligible to submit claims for reimbursement of Qualified Medical Expenses if either of the following occurs:

- You have met the requirements for Retirement Eligibility established by the Plan Sponsor and subsequently ceased employment with the Employer; or

- You have attained age 60 and have ceased employment with the Employer.

Note, however, that your right to reimbursement of Qualified Medical Expenses is subject to any forfeiture of Employer Contributions that may have occurred if you ceased employment prior to earning the right to avoid forfeiture (see the Section entitled "EMPLOYER CONTRIBUTIONS"). No reimbursement of Qualified Medical Expenses is available if there are no funds in your Accounts. Prior to your death, only you may submit claims for reimbursement of Qualified Medical Expenses, regardless of whether the expense was incurred by you, your Spouse (or Dependent Domestic Partner), Dependent Child, or Dependent Relative.

For an explanation of the term "Retirement Eligibility," please refer to the section entitled "DEFINITIONS / IMPORTANT CONCEPTS."

Can I Access My Accounts Earlier If Needed?

Normally you cannot obtain reimbursement for QMEs prior to the eligibility date described above. However, there are three exceptions: (1) terminal illness or injury situations; (2) catastrophic expense situations; and (3) small Account situations. Each is described below.

Can I Access My Accounts Earlier If I or a Family Member Becomes Terminally Ill or Injured?

Yes. "Terminal Illness or Injury Expenses" of you, your Spouse (or Dependent Domestic Partner), Dependent Child, or Dependent Relative can be reimbursed from your Accounts. The term "Terminal Illness or Injury Expenses" means Qualified Medical Expenses of the terminally ill or injured individual which are incurred: (i) within one year prior to the date of the individual's death; or (ii) within one year prior to, or at any time following, the date of certification by the individual's physician that the individual has suffered an illness or injury expected to result in such individual's death within five (5) years of the date of certification. QMEs do not include expenses incurred prior to the date you became a Participant.

Can I Access My Accounts Earlier If I Have Extraordinary Medical Expenses?

Yes, the Plan provides catastrophic protection. If you submit valid evidence of Qualified Medical Expenses incurred by you, your Spouse (or Dependent Domestic Partner), Dependent Children, and/or Dependent Relatives during a single 12-month period, and those expenses exceed $15,000 in the aggregate, then the Plan will reimburse you for the portion of those Qualified Medical Expenses that exceed $15,000. QMEs do not include expenses incurred prior to the date you became a Participant.

Can I Access My Accounts Earlier If I Cease Employment With a Small Balance?

Yes. If you cease to be employed by the Employer prior to attaining age 60 and the aggregate balance of your Employee After-Tax Contribution Account and Employer-Contribution Account (*determined after application of the forfeiture rules*) does not exceed $5,000, you will be immediately eligible for reimbursement of Qualified Medical Expenses payable from your Accounts for you, your Spouse (or Dependent Domestic Partner), Dependent Children, and/or Dependent Relatives.

What Happens If I Die?

If you die at any time, your Spouse (or Dependent Domestic Partner), Dependent Children, and Dependent Relatives will each be immediately eligible for reimbursement of Qualified Medical Expenses payable from the balance in your Employer-Contribution Account (*determined after application of the forfeiture rules*) and Employee After-Tax Contribution Account. Upon your death, only your surviving Spouse (or Dependent Domestic Partner) may submit claims for reimbursement of Qualified Medical Expenses, regardless of whether the expense was incurred by the Spouse (or Dependent Domestic Partner), Dependent Child, or Dependent Relative. Upon the death of your surviving Spouse (or Dependent Domestic Partner), each Dependent Child and Dependent Relative (or his or her authorized representative) may submit claims for reimbursement of Qualified Medical Expenses for expenses incurred solely by such Dependent Child or Dependent Relative. When the last of your surviving Spouse (or Dependent Domestic Partner), Dependent Child and Dependent Relative die, no further benefits will be paid.

When Does the Right to Reimbursement of Qualified Medical Expenses Cease?

The right to reimbursement of Qualified Medical Expenses for you and your family will cease if the balance of both your Accounts reaches $0. However, during your life, if you make additional Employee After-Tax Contributions to the Employee After-Tax Contribution Account, you will again be eligible for reimbursement of Qualified Medical Expenses. The right to reimbursement of Qualified Medical Expenses for you and your family will cease upon the last to die of you, your Spouse (or Dependent Domestic Partner), Dependent Children (unless they cease to be Dependent Children), and Dependent Relatives.

How Are Reimbursements of Qualified Medical Expenses and Premium Payments For the Emeriti Health Insurance Options Paid From My Accounts?

Each payment will be taken on a pro-rata basis from your Employer-Contribution Account and from your Employee After-Tax Contribution Account. If the balances in both Accounts reach $0, you can make a new Employee After-Tax Contribution on a quarterly basis through an ACH transfer to replenish your Employee After-Tax Contribution Account. All future payments will then be made only from the Employee After-Tax Contribution Account as long as it maintains a balance.

> Example: Your Employer-Contribution Account has a balance of $100,000 and your Employee After-Tax Contribution Account has a balance of $50,000. You have a Qualified Medical Expense of $300. The reimbursement would be made $200 from your Employer-Contribution Account and $100 from your Employee After-Tax Contribution Account.

What Happens If I Fail to Provide Fidelity With My Current Address?

If you or a family member to whom reimbursements of Qualified Medical Expenses are owed cannot be located, or reimbursement checks are returned to the Plan as undeliverable, the Plan provides procedures for trying to locate you and for potentially suspending your benefits until you or your family member can be located. Therefore, it is extremely important that you (or your family members, if applicable) provide Fidelity with up-to-date contact information.

ORDERING OF MULTIPLE PLANS UNDER THE EMERITI PROGRAM

If you are a Participant in this Plan and a participant under plans of one or more other employers who are also members of the Emeriti Program, special rules apply to which plan governs your coverage under the Emeriti Health Insurance Options, as well as the order of premium payments for that coverage and reimbursement of Qualified Medical Expenses from your Accounts.

What If I Am Eligible for the Emeriti Health Insurance Options Under Multiple Plans?

If during your career you work for more than one employer who sponsors plans under the Emeriti Program (i.e., this Employer and one or more other employers), you may not rollover or otherwise combine your accounts in the various plans. Instead, you must elect which one of those plans under which you will enroll in the Emeriti Health Insurance Options (i.e., this Plan or one of the other plans under which you have satisfied the requirements for Retirement Eligibility as defined under each plan). Once you make that election, your right to enroll in the Emeriti Health Insurance Options under the other plans (those not selected) is terminated. If your Accounts in the selected Plan are exhausted, you can use your Accounts in other plans to continue your Emeriti Health Insurance Option coverage in your selected Plan. However, if the employer sponsoring the Emeriti Program plan in which you initially elect to enroll in the Emeriti Health Insurance Options ever withdraws from the Emeriti Program, you may elect to enroll in the Emeriti Health Insurance Options under one of the other Emeriti Program plans in which you initially elected to decline coverage.

If you die prior to enrollment in the Emeriti Health Insurance Options, this rule will apply to your surviving Spouse (or Domestic Partner) and Dependent Children with the additional condition that those individuals must all enroll under the same Emeriti Program plan (i.e., all under this Plan, or all under the other employer's Emeriti Program plan).

If you elect coverage in an Emeriti Health Insurance Option under one Emeriti Program plan, you will receive reimbursement of Qualified Medical Expenses from your Account(s) in this plan first. After these Accounts are exhausted, you can pay your premiums for the Emeriti Health Insurance Option and receive reimbursement of Qualified Medical Expenses under the plan in which you most recently had an account established. This same process will apply if your Accounts in the second plan are exhausted, and so on.

How Does Eligibility Under Multiple Plans Affect the Payment of Premiums for the Emeriti Health Insurance Options and the Reimbursement of Qualified Medical Expenses From My Accounts?

Payment of premiums for the Emeriti Health Insurance Options and reimbursement of Qualified Medical Expenses will be made first from the Emeriti Program plan in which you (*or in the event of your death, the other covered individuals*) have enrolled in the Emeriti Health Insurance Options. In the event that enrollment in the Emeriti Health Insurance Options has not occurred at the time you commence reimbursement of Qualified Medical Expenses, benefits will be paid from the plan in which you most recently had an account established. Upon exhaustion of the funds in that plan, reimbursement of Qualified Medical Expenses will be funded by the next Emeriti Program plan in which you most recently had an account established, and so on.

PLAN ADMINISTRATION

The administration of the Plan is under the supervision of the Plan Sponsor, who is the Plan Administrator. Various service providers, such as Fidelity, perform ministerial services for the Plan Administrator to assist it in administering the Plan. However, the Plan Administrator has the sole discretion and authority to interpret and administer the Plan in all of its details. The determination of the Plan Administrator as to any question involving the administration and interpretation of the Plan shall be final, conclusive, and binding.

With respect to certain aspects of the Plan, the Plan Sponsor has expressly delegated its authority to act as Plan Administrator to the Emeriti Consortium. To this extent the full discretion and authority to interpret and administer the Plan has been delegated to the Emeriti Consortium, subject to oversight by the Plan Sponsor. The Plan Sponsor has delegated the following powers to the Emeriti Consortium:

- to make and enforce such rules and regulations as it deems necessary or proper for the efficient administration of the Plan;
- to interpret the Plan, and to resolve any ambiguity or inconsistency in the terms of the Plan;
- to allocate and delegate responsibilities under the Plan and to designate other persons to carry out any responsibilities; and
- to carry out the powers and responsibilities of the Plan Administrator with respect to investment of Plan assets and administration of COBRA.

Who Is the Trustee?

The Trustee for both VEBA Trusts is Fidelity Management Trust Company, which is an affiliated company of Fidelity. The principal duties of the Trustee are to hold, invest and reinvest the Trust Fund in accordance with your directions and to make payments from the Trust Fund as directed by the Plan Administrator. The Trustee also votes the shares of the Investment Funds as directed by the Participants.

Is The Plan Subject to Change?

The Plan may be changed at any time. Because both Accounts are held by a VEBA trust, the assets can only be used to provide eligible benefits and can never be reached by your Employer or any creditor of you or your Employer.

Current services provided by Fidelity are significant and include extensive record-keeping services, trust administration, investment options, annuity products, educational support, and other client services. While no current changes are contemplated, Fidelity's participation in service and support of the Emeriti Program is not guaranteed. This contract may be terminated by either party under certain circumstances.

Other changes in the Plan could be significant. The possibilities include Emeriti ceasing to operate or Aetna terminating its contract to provide health insurance through the Emeriti Program. In the latter case, the Emeriti Consortium would use its best efforts to contract with another insurer to provide health insurance through the Emeriti Program. Also, your Employer ceasing to participate in the Emeriti Program could result in the loss of Aetna as insurer and Fidelity as trustee/recordkeeper and mutual fund provider.

What Government Reporting is Done For The Plan?

Each year, the Plan will file an annual report (Form 5500 Series) with the U.S. Department of Labor. The Form 5500 will include an audited financial statement for the Plan. Under ERISA, the scope of the accountant's opinion need not include information supplied by a bank or insurer that is regulated, supervised, and subject to periodic examination by a state or federal agency, and the bank or insurer certifies that the information is accurate. Within nine months after the end of each year, you will receive a Summary Annual Report that provides important information from the Form 5500. You can get a copy of the Form 5500, including the audited financial statement, upon request from the Plan Administrator.

Each of the VEBA trusts will file a Form 990 (Exempt Organization Tax Return) with the Internal Revenue Service each year. A copy of the Form 990 for each trust will be available for inspection and copying by contacting the Plan Administrator.

What Indemnification is Provided For The Parties?

The Plan Sponsor has agreed to indemnify the Trustee against loss by reason of any claim involving the Plan except any loss arising solely from the Trustee's negligence or bad faith. The Plan Sponsor has agreed to indemnify Emeriti against loss relating to Emeriti's services to the Plan, unless the loss is attributable to Emeriti's negligence, willful misconduct, or fraud in its performance of its services.

Emeriti has agreed to indemnify the Plan Sponsor against loss relating to the Emeriti membership contract or Emeriti's services under the Program if the loss is attributable to Emeriti's negligence, willful misconduct, or fraud in its performance of its services. Emeriti has agreed to indemnify Fidelity against loss solely and directly as a result of Emeriti's negligence, willful misconduct, criminal conduct, fraud, or failure to perform its obligations under the Program.

Fidelity has agreed to indemnify Emeriti against loss arising solely and directly as a result of Fidelity's negligence, willful misconduct, criminal conduct, fraud, or failure to perform its obligations under the Plan.

CLAIMS PROCEDURES – EMERITI HEALTH INSURANCE OPTIONS

How Do I File a Claim for Benefits Under the Emeriti Health Insurance Options?

Claims for benefits under the Emeriti Health Insurance Options are processed solely by Aetna.[8] The procedures for filing claims with the insurer are described in the Coverage Documents (*see definitions section*). The determination of your claim by Aetna is final, and no one else, including your Employer, the Plan Administrator, Fidelity, FBD Consulting, Inc., or the Emeriti Consortium, has any authority to overrule that determination.

What If I Have a Claim Under Health Insurance Other Than the Emeriti Health Insurance Options?

If you use amounts in your Emeriti Health Accounts to pay the premiums for health insurance other than the Emeriti Health Insurance Options, then you must file any claims for benefits under that health insurance in accordance with its terms.

What If My Claim Relates to Payment of Premiums for the Emeriti Health Insurance Options from My Accounts?

Once you enroll in an Emeriti Health Insurance Option, premiums for that coverage will be paid automatically from your Accounts in accordance with the terms of the Plan and procedures established by the Plan Administrator. If you have any questions about automatic payment of these premiums from your Emeriti Health Accounts, you should first contact Fidelity. However, if necessary, you may file a claim for benefits. Your claim must be filed, and will be processed, under the rules for claims for reimbursement of Qualified Medical Expenses described below, except that the initial claim should be submitted to, and will be determined by, the Plan Administrator (i.e., the Plan Sponsor), and it should be submitted within 60 days following the date you (or your dependent) receives notice that coverage under the Emeriti Health Insurance Options has been cancelled as a result of non-payment of premiums.

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[8] Please note that, as described at the beginning of this SPD, if the Emeriti Health Insurance Options in your state are underwritten by a different insurance underwriter, references to Aetna refer to the applicable insurance underwriter.

What Happens If a Claim Is Overpaid?

Overpayment of claims with respect to the Emeriti Health Insurance Options is governed by the terms of the Coverage Documents.

Can Legal Action Be Brought Against the Plan For Benefit Claims?

Legal action may be brought against the Plan for benefits after the claimant exhausts the administrative procedures described above. Any action for benefits must be brought within one year from the expiration of the time within which a final appeal is denied.

CLAIMS PROCEDURES – REIMBURSEMENT OF QUALIFIED MEDICAL EXPENSES

You must file a claim in accordance with the procedures described below in order to receive reimbursement of Qualified Medical Expenses. Claims are processed by FBD Consulting, Inc. ("FBD") but may be subject to review by the Plan Administrator.

How Do I Submit a Claim for Reimbursement of Qualified Medical Expenses?

You must submit your claim for reimbursement of Qualified Medical Expenses to FBD within 12 months following the end of the calendar year in which the claimed expense was incurred. Claims submitted after that time will be denied, unless it was not reasonably possible to give proof of the claim within the 12-month period and you submitted the claim as soon as reasonably possible.

If your claim is for premiums paid for third-party health insurance, you must submit a bill, receipt, or similar documentation from the health insurance company clearly showing that the expense was health insurance premiums, the individual for whom the insurance was provided, and the date the insurance was purchased.

If your claim is for medical expenses other than insurance premiums, you must submit a bill, receipt, or similar documentation from the health care provider showing the type of service, the date of service, and the individual for whom the service was provided.

You should submit your claim to FBD at the following address:

FBD Consulting, Inc.
P.O. Box 7955

Shawnee Mission, KS 66207-0955

Who Can Submit a Claim?

Prior to the death of the Participant, only the Participant (or his or her representative in the event of incapacity) may submit claims for reimbursement of Qualified Medical Expenses, regardless of whether the expense was incurred by the Participant, Spouse (or Dependent Domestic Partner), Dependent Child, or Dependent Relative. Upon the death of the Participant, only the Spouse (or Dependent Domestic Partner) may submit claims for reimbursement of Qualified Medical Expenses, regardless of whether the expense was incurred by the Spouse (or Dependent Domestic Partner), Dependent Child, or Dependent Relative. Upon the death of the Spouse (or Dependent Domestic Partner), each Dependent Child and Dependent Relative (or his or her authorized representative) may submit claims for reimbursement for Qualified Medical Expenses incurred solely by such Dependent Child or Dependent Relative.

How Long Does It Take to Decide My Claim?

FBD will determine whether your claim is for a Qualified Medical Expense. If so, the claim will be paid. If FBD determines that the claim is not a Qualified Medical Expense, FBD generally will notify you of its decision within 30 days of its receipt of your claim. However, if special circumstances require a 15-day extension of time to review your claim, FBD will notify you of the need for an extension, including the circumstances requiring the extension and the date a decision is expected, prior to the end of the initial 30-day period. If FBD requires additional information from you to decide the claim, you will be given at least 45 days to provide the required information. The deadline for making a determination of your claim will then be extended for 45 days or, if shorter, for the length of time it takes you to provide the additional information.

What If I Don't Agree With FBD's Determination?

If your claim is denied in whole or in part, you may request review of your claim at any time within 180 days following the date you received written notice of the denial. If you fail to file a request for review within 180 days, you waive your right to request a review of the denial of the claim.

If you believe FBD has made an error in processing your claim, you may request review of your claim by contacting FBD. For any other type of review, you must submit your request for review to the Plan Sponsor (in its capacity as Plan Administrator) at the address provided on the last page of this SPD. Your request must be in writing and state your name and address, the fact that you are disputing the denial of a claim, the date of the initial notice of denial, and the reason(s) for disputing the denial (*you may be asked to submit additional information*). You may include written comments, documents, records and other information relating to your claim in your request for review. You also have the right to receive, upon request and free of charge, reasonable access to and copies of all documents, records and other information relevant to your claim. You will be notified of the decision on review no later than 30 days after receipt of the written request for review.

What Happens If a Claim Is Overpaid?

With respect to reimbursement of Qualified Medical Expenses, the Plan may seek return of the overpayment or may reduce future benefits to offset the amount of any overpayment.

Can Legal Action Be Brought Against the Plan For Benefit Claims?

Legal action may be brought against the Plan for benefits after the claimant exhausts the administrative procedures described above. Any action for benefits must be brought within one year from the expiration of the time within which a final appeal is denied.

SECURITIES AND OTHER LEGAL CONSIDERATIONS

All of the Investment Funds are registered mutual funds. The prospectus for each of the Investment Funds are available on the internet or can be requested by phone.

For administrative purposes, the staff of the Securities and Exchange Commission ("SEC") is not requiring registration of a right to participate (a "participation interest") in a voluntary, contributory employee benefit plan through the Employee After-Tax Contributions to the Plan. Emeriti has received a no-action letter from the SEC Staff that it will not recommend enforcement action to the SEC if the Employee After-Tax Contribution VEBA is not registered under the Investment Company Act of 1940 (the "Investment Company Act") and the participation interests in the Employee After-Tax Contribution VEBA are not registered under the Securities Act of 1933 (the "Securities Act"). The Employee After-Tax Contribution VEBA is not registered under the Investment Company Act and the participation interests in the Employee After-Tax Contribution VEBA are not registered under the Securities Act.

The Plan is an employee welfare benefit plan subject to ERISA. ERISA provides a comprehensive regulatory scheme for the regulation of employee welfare benefit plans. The scope of ERISA extends broadly to cover fiduciaries and other parties in interest (such as service providers) with respect to ERISA plans. In addition, various important remedies under the federal securities laws may also be applicable to the Plans, including the anti-fraud provisions of the 1933 Act and the Exchange Act.

ERISA Section 502(a)(2) allows a participant, fiduciary or beneficiary to bring suit against a fiduciary for breach of fiduciary duty under ERISA Section 409. ERISA Section 502(a)(3) allows a participant, fiduciary or beneficiary to bring suit to enjoin any act that violates ERISA or obtain equitable relief to redress a violation of ERISA. The fiduciaries of the Plans include the Employer as the plan sponsor, named fiduciary and the plan administrator, Emeriti to the extent that it is delegated duties of the plan administrator (see Plan Administration above), and the trustee limited by its status as a directed trustee. Certain remedies are also available against parties in interest, such as Fidelity and Emeriti.

The offering of shares of the Investment Funds will be registered under the 1933 Act and the Investment Funds will be registered under the Investment Company Act. Potential remedies under the federal securities laws include (1) Section 11 of the 1933 Act, which provides a rescission remedy for securities sold under a registration statement where there is a material misstatement or omission; (2) Section 12(a)(2) the 1933 Act, which provides a rescission-type remedy for securities sold under a prospectus which contains a material misstatement or as to which there is an omission of a material fact, and (3) Rule 10b-5 under the Exchange Act that makes it unlawful to employ any device to defraud, to make any untrue statement of a material fact, or to engage in any transaction that operates as a fraud in the offer or sale of any security. In most jurisdictions and most circumstances, under ERISA remedies with respect to the Investment Funds could only be pursued by the Plan on behalf of all affected participants and any recovery would be retained in the Plan accounts of affected participants.

Participation interests in the Employee After-Tax Contribution VEBA under the Plan are securities that are not registered under the Securities Act and the Employee After-Tax Contribution VEBA is not registered under the Investment Company Act. The participation interests are subject to the anti-fraud provisions of the federal securities laws.

COBRA CONTINUATION COVERAGE

What is COBRA Continuation Coverage?

COBRA continuation coverage is a temporary extension of health care coverage for a "qualified beneficiary" who would otherwise lose coverage due to a "qualifying event." The right to COBRA continuation coverage was created by a federal law, the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA").

Who Is Entitled to Elect COBRA Continuation Coverage?

If a Spouse loses coverage under the Emeriti Health Insurance Options as a result of divorce or legal separation or a Dependent Child loses coverage under the Emeriti Health Insurance Options as a result of ceasing to qualify as a Dependent Child, then he or she will be a qualified beneficiary who has incurred a qualifying event and is entitled to elect COBRA continuation coverage. No other individuals can become qualified beneficiaries. There cannot be any other qualifying events under the terms of the Plan.

How Does COBRA Apply to This Plan?

COBRA provides *access* to continued coverage up to a maximum period, but it does not provide for *payment* of continued coverage. Qualified beneficiaries who elect to continue coverage under COBRA must pay for that continued coverage out of pocket. The Emeriti Health Insurance Options are subject to COBRA. Thus, any individual covered under the Emeriti Health Insurance Options who would lose coverage due to a "qualifying event" is considered a qualified beneficiary entitled to elect continued coverage in the Emeriti Health Insurance Options under COBRA. COBRA continuation coverage for the Emeriti Health Insurance Options is administered by the COBRA Administrator identified at the end of this SPD.

How Long Does Continuation Coverage Last?

The maximum period of continuation coverage is 36 months, beginning on the first day of the month following the qualifying event.

How Much is the Premium for Continued Coverage in the Emeriti Health Insurance Options?

The premium for continued coverage in the Emeriti Health Insurance Options under COBRA is 102% of the premium owed with respect to the qualified beneficiary immediately prior to the qualifying event. Qualified beneficiaries share in any increases to premiums required for similarly situated spouses or Dependent Children. COBRA premium payments must be made on a monthly basis by the due date provided to the qualified beneficiary.

Can the Plan Terminate the Qualified Beneficiary's Continuation Coverage if He or She Fails to Pay the Required Premium?

Yes. If the qualified beneficiary fails to pay the required COBRA premium in a timely manner, his or her continued coverage under the Emeriti Health Insurance Options will be terminated as of the end of the period for which the last payment was received. Payment is considered made on the date on which it is sent to the COBRA Administrator.

If the premium payment is the first payment and if the election of continuation coverage occurs after the qualifying event, the premium payment may be made within 45 days after the election. A payment of any premium, other than the first premium, is considered to be timely if the full amount of the premium is paid within 30 days after the premium due date.

Can the Plan Terminate the Qualified Beneficiary's Continuation Coverage for Other Reasons?

Yes. The following events occurring after the date of the COBRA election will trigger immediate termination of the spouse's or former Dependent Child's continued coverage under the Emeriti Health Insurance Options:

- The individual becomes covered under any other group health plan (as an employee or otherwise), provided that such plan does not contain any exclusion or limitation with respect to any preexisting condition of such individual.
- The Employer no longer sponsors or maintains any group health plan (including successor plans) for any of its retired employees.
- The former Spouse or Dependent Child becomes entitled to Medicare.

How Does a Qualified Beneficiary Elect Continuation Coverage?

The affected qualified beneficiary must contact Fidelity at [insert telephone #] to provide notice of the qualifying event within 60 days after the later of the date of the qualifying event or the date coverage under the Emeriti Health Insurance Options would be lost. The notice must include the qualified beneficiary's full name, address, and telephone number, the name of the participant, and a description of the Qualifying Event and the date on which it occurred. Within 14 days after Fidelity receives notification of a Qualifying Event, the COBRA Administrator will notify each affected qualified beneficiary of his or her right to elect continuation coverage.

A qualified beneficiary who is entitled to elect continuation coverage must make that election within 60 days after the later of the date coverage under the Emeriti Health Insurance Options ends or the date the qualified beneficiary is sent notice of his or her right to elect continuation coverage.

A qualified beneficiary's election of continuation coverage is deemed to be made on the date the qualified beneficiary's election is sent to the COBRA Administrator. If a Spouse or Dependent Child waives continuation coverage during the election period, that waiver may be revoked at any time before the end of the election period. If any waiver is revoked before the end of the election period, however, continued coverage under the Emeriti Health Insurance Options is effective prospectively only from the date the waiver is revoked.

What if an Individual is a Qualified Beneficiary and an Alternate Account Holder Under the Next Section Entitled "Domestic Relations Orders"?

A Spouse, former Spouse, or former Dependent Child who is a qualified beneficiary as described in this section must pay COBRA premiums out of pocket. However, if the individual is also an alternate account holder as described in the next section entitled "Domestic Relations Orders," he or she may submit claims for reimbursement of those premium payments from his or her account. An individual who is a qualified beneficiary for purposes of coverage under the Emeriti Health Insurance Options and who is also an alternate account holder cannot have his or her COBRA premiums paid directly from his or her account, but rather must submit a claim for reimbursement of Qualified Medical Expenses for each COBRA premium paid.

What if I Have Questions About COBRA Continuation Coverage?

If you have questions about COBRA continuation coverage, you should contact the COBRA Administrator or you may contact the nearest Regional or District Office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA). Addresses and phone numbers of Regional and District EBSA Offices are available through EBSA's website at www.dol.gov/ebsa.

GENERAL NOTICE OF COBRA CONTINUATION COVERAGE RIGHTS

This notice contains important information about your right to COBRA continuation coverage. It generally explains how COBRA continuation coverage works, when it may become available to you and your family, and what you and they need to do to protect the right to receive it.

Introduction

You are receiving this notice because you recently became, or may become, covered by one of the Emeriti Health Insurance Options under the Plan described in this SPD. The Emeriti Health Insurance Options are considered group health coverage subject to COBRA, which requires a temporary extension of group health coverage in certain instances in which coverage would otherwise end.

The right to COBRA continuation coverage was created by a federal law called the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA). This is only a summary of your COBRA continuation coverage rights. For additional information about your rights and obligations under the Plan and under federal law, you should review the COBRA section of this SPD or call the number listed at the end of this notice.

What Is COBRA Continuation Coverage and Who is Eligible?

COBRA continuation coverage is a continuation of group health plan coverage when that coverage would otherwise end because of a life event known as a "qualifying event." After a qualifying event, COBRA continuation coverage must be offered to each person who is a "qualified beneficiary." A qualified beneficiary is an individual who would otherwise lose coverage as a result of the qualifying event, as described below:

- If you are the participant (i.e., the employee/retiree), there are no circumstances under the terms of the Plan in which you can lose your coverage under the Emeriti Health Insurance Options as the result of a qualifying event. Therefore, you will never be considered a qualified beneficiary eligible for COBRA continuation coverage under the Plan (*but see below regarding bankruptcy*).

- If you are the spouse of the participant (the employee/retiree), the only circumstances under the terms of the Plan in which you can lose your coverage under the Emeriti Health Insurance Options as a result of a qualifying event is if you become divorced or legally separated from the participant. In these instances, you will become a qualified beneficiary.

- The only circumstances under the terms of the Plan in which your dependent child(ren) can lose coverage under the Emeriti Health Insurance Options as a result of a qualifying event is if he or she ceases to qualify as a dependent child under the terms of the plan (e.g., reaches the age of majority, ceases attending school, or otherwise ceases to qualify as a dependent child of the participant). In that case, he or she will become a qualified beneficiary.

- It is not anticipated that the employer's filing of a proceeding in bankruptcy under Title 11 of the United States Code would cause a loss of coverage in the Emeriti Health Insurance Options for any participant, spouse, or dependent child under the terms of the Plan. However, if this occurred and it caused a loss of coverage or substantial elimination of coverage, the participant, spouse, and dependent children would each become a qualified beneficiary.

- There are no other circumstances under the terms of the Plan in which an individual could become a qualified beneficiary with respect to any benefits offered under the Plan.

Your Employer Must Give Notice of Certain Qualifying Events

The Plan will offer COBRA continuation coverage under the Emeriti Health Insurance Options to qualified beneficiaries only after the COBRA Administrator has been notified that a qualifying event has occurred. If a filing in bankruptcy by the employer triggers a qualifying event, your employer must notify Fidelity. Fidelity will then inform the COBRA Administrator that a qualifying event has occurred.

The Qualified Beneficiary Must Give Notice of Certain Qualifying Events

For all other qualifying events, the qualified beneficiary must notify Fidelity within 60 days after the later of the date that the qualifying event occurs or the date that coverage under the Emeriti Health Insurance Options would be lost (*to contact Fidelity call the number shown on this notice under Contact Information*). The qualified beneficiary must provide his or her full name, address, and telephone number along with the name of the participant. Fidelity will then inform the COBRA Administrator that a qualifying event has occurred.

How Is COBRA Coverage Provided?

Once the COBRA Administrator receives notice that a qualifying event has occurred, COBRA continuation coverage will be offered to each qualified beneficiary (i.e., the spouse or dependent child, as applicable). The election of one qualified beneficiary will not affect the right of any other qualified beneficiary to elect or decline COBRA continuation coverage. If the qualified beneficiary is a dependent child, the parent may elect COBRA continuation coverage on the child's behalf.

COBRA continuation coverage is a temporary continuation of coverage lasting for up to a total of 36 months (subject to proper election of COBRA continuation coverage). The coverage provided under COBRA continuation coverage is the same as the coverage that was provided to the qualified beneficiary prior to the qualifying event. Qualified beneficiaries who elect COBRA continuation coverage in the Emeriti Health Insurance Options must pay for COBRA continuation coverage. As allowed by federal law, the Plan may charge up to 102% of the applicable premium to cover the administrative expense of administering COBRA continuation coverage. COBRA continuation coverage may end prior to the 36 month period due to non-payment of premiums, becoming covered under another group health plan, becoming entitled to Medicare after electing COBRA, or the employer ceasing to sponsor a group health plan.

If You Have Questions

If you have questions regarding COBRA and the Plan, you should review the Plan's Summary Plan Description or call the number listed at the end of this notice. For more information about your rights under ERISA, including COBRA, the Health Insurance Portability and Accountability Act (HIPAA), and other laws affecting group health plans, contact the nearest Regional or District Office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA) in your area or visit the EBSA website at http://www.dol.gov/ebsa. Addresses and phone numbers of Regional and District EBSA Offices are available through EBSA's website.

Keep Your Plan Informed of Address Changes

In order to protect your family's COBRA rights, you should keep Fidelity informed of any changes in the addresses of family members (once you are on COBRA continuation coverage you should keep the COBRA Administrator informed – contact information will be provided to you at the time you commence COBRA continuation coverage). If you correspond in writing regarding COBRA continuation coverage, you should keep a copy for your records.

Contact Information for Questions Regarding COBRA Continuation Coverage and Providing Notice of a Qualifying Event:

[Insert phone number and other contact information for Fidelity]

DOMESTIC RELATIONS ORDERS

The Plan recognizes domestic relations orders that meet certain requirements similar to the qualified domestic relations order ("QDRO") rules applicable to retirement plans. In the event of a divorce or other domestic relations situation, a court might order that your Accounts be divided between you and your Spouse or other family member. Because the domestic relations order rules under the Plan differ from the rules governing QDROs, it is important that you (and if applicable your legal counsel) review the Plan's specific requirements for domestic relations orders to ensure that any order submitted to the Plan will be fully compliant with the terms of the Plan. You may contact the Plan Administrator for a copy of the Plan's domestic relations order rules.

QUALIFIED MEDICAL CHILD SUPPORT ORDERS

The Plan is subject to the rules under Section 609 of ERISA governing "qualified medical child support orders" ("QMCSO"). A QMCSO is a court order providing for the enrollment of a Participant's child in the medical coverage provided under the Plan.

Where Should a Medical Child Support Order Be Sent for Processing?

Any QMCSO should be sent to the Plan Sponsor (in its capacity as Plan Administrator) at the address listed on the last page of this SPD. The Plan Sponsor (in its capacity as Plan Administrator) has the sole discretion to determine whether a medical child support order is a QMCSO.

What If the Participant Is Not Eligible for Medical Benefits?

A medical child support order will not be considered a QMCSO under the Plan if it pertains to a Participant who is not currently eligible for coverage under the Emeriti Health Insurance Options or reimbursement of Qualified Medical Expenses.

What Happens If the QMCSO Is Approved?

If the Plan Sponsor (in its capacity as Plan Administrator) approves a QMCSO, the Participant's child identified under the QMCSO will be considered a Dependent Child for purposes of receiving reimbursement of Qualified Medical Expenses and enrolling in the Emeriti Health Insurance Options. The Participant's child identified under the QMCSO will be eligible to enroll in a Pre-65 Option only if the Participant is enrolled in a Post-65 Option or was eligible for the Emeriti Health Insurance Options but waived coverage. The Participant's child identified under the QMCSO will have the right to submit claims for reimbursement of Qualified Medical Expenses independent of the Participant.

AMENDMENT, TERMINATION, AND WITHDRAWAL

Can the Plan Sponsor Amend or Terminate the Plan?

The Plan Sponsor intends to continue the Plan indefinitely. However, subject to the terms of its participation in the Emeriti Program, the Plan Sponsor reserves the right to modify, alter, or amend the Plan, the Employer-Contribution VEBA Trust, and/or the Employee After-Tax Contribution VEBA Trust, in whole or in part, at any time. However, no modification, alteration, or amendment will have the effect of returning to the Employer any part of the principal or income of the trusts. In addition, subject to the terms of its participation in the Emeriti Program, the Plan Sponsor reserves the right to discontinue Employer Contributions, eliminate any form of benefit, or terminate this Plan at any time.

The Plan Sponsor has the right to change the amount of Employer Contributions (but not eliminate Employer Contributions while in the Emeriti Program), the eligibility requirements to receive and retain access to Employer Contributions, the right for participants to make Employee After-Tax Contributions, the Plan Sponsor's obligation to pay the Emeriti per-participant fee, and other design aspects of the Plan.

If the Plan Sponsor amends the Plan, all participants will be informed of the amendments by receiving a summary of material modifications annually. Participants will also receive a revised version of this SPD at least every five years if any material provision is revised, or every ten years if no material revisions are made.

Can Emeriti Amend or Terminate the Program?

Emeriti has the right to make certain changes to the Program that would affect the Plan. These changes could include the Investment Funds offered and the service providers for the Program (including Fidelity and Aetna).

Am I Guaranteed a Right to Coverage Under the Emeriti Health Insurance Options?

No. If you meet the criteria for Retirement Eligibility (and Aetna's eligibility requirements), you have a right to enroll yourself and your eligible family members in the Emeriti Health Insurance Options, but only to the extent that they are offered under the Plan at the time of enrollment. Any right of a Participant, Spouse (or Domestic Partner), or Dependent Child to coverage or benefits under the Emeriti Health Insurance Options will at all times remain subject to the Plan Sponsor's right under the Plan and the Emeriti Consortium's right under the Emeriti Program to amend, modify, or terminate the Emeriti Health Insurance Options offered under the Plan or Emeriti Program, as applicable. In addition, the particular Emeriti Health Insurance Options and particular coverage available in a particular state or territory may vary from that offered in other states or territories, or may become unavailable, as a result of state or federal law.

What if the Plan Sponsor Withdraws from the Emeriti Program?

The Plan Sponsor has established the Plan under the Emeriti Program. If the Plan Sponsor withdraws from the Emeriti Program, the Plan Sponsor may elect to continue the Plan. However, the Plan will no longer be maintained under the Emeriti Program, and this SPD shall cease to be effective on the date the Plan Sponsor withdraws from the Emeriti Program (unless you are notified to the contrary). In the event of withdrawal, the Plan Sponsor will notify you regarding the status of the Plan, including whether the Plan Sponsor has any continued relationship with Fidelity or Aetna.

What if Fidelity, Aetna or Emeriti Cease to Provide Services?

Emeriti has a contract with Fidelity in connection with the Program that has a 10-year term. The contract provides for earlier termination in limited circumstances. If Fidelity ceases to provide services under the Program, Emeriti would use its best efforts to locate and engage another company to provide administration, investment funds and trustee services. If another provider is not engaged by Emeriti, the Employer could make its own arrangement for administration of the Plan.

Emeriti has a contract with Aetna in connection with the Program that has an initial term through December 31, 2007, and that provides for unlimited one-year extensions unless notice to terminate is given by either party. If Aetna ceases to provide insurance under the Program, Emeriti would use its best efforts to locate and engage another insurance company to provide replacement insurance. If another insurance company is not engaged by Emeriti, the Employer could make its own arrangement for insurance coverage.

Emeriti is operated solely to provide services under the Program. If Emeriti ceased operations, the Employer could take over the Emeriti functions or obtain a replacement for Emeriti.

If neither Emeriti nor the Employer can make arrangements to replace Fidelity or Aetna or if the Employer cannot make arrangements to replace Emeriti or assume its functions, the Plan could be terminated at the discretion of the Employer. At termination of the Plan, all accounts in the VEBAs would be used for the exclusive benefit of Participants and beneficiaries in a manner determined by the Plan fiduciaries.

HEALTH PRIVACY

The Standards for Privacy of Individually Identifiable Health Information (codified at 45 CFR Parts 160 and 164), commonly called the HIPAA Privacy Rules, establish standards for the protection of individually identifiable health information. The HIPAA Privacy Rules apply to both the Emeriti Health Insurance Options and the reimbursement of Qualified Medical Expenses. Included in your enrollment package are a Notice of Privacy Practices from Aetna, summarizing Aetna's protection of your health information with respect to the insured portion of the Plan, and a Notice of Privacy Practices from the Plan (issued by the Plan Sponsor), summarizing the Plan's protection of your health information with respect to the reimbursement of Qualified Medical Expenses portion of the Plan. You should read these documents carefully to understand how your health information, and the health information of your covered family members, may be used and disclosed in the process of administering the Plan.

DEFINITIONS / IMPORTANT CONCEPTS

Most of the terms used in this SPD are self-explanatory or are explained when they appear. However, a number of terms used throughout this SPD merit special attention. You should review the following terms and then refer to them as they appear in this SPD:

ACH Transfer:

The term "ACH Transfer" means an electronic transfer or debit of funds from your private checking account to the Plan (*Fidelity accepts these transfers in its role as Plan recordkeeper*). You must set up ACH Transfers with Fidelity (*in accordance with the Plan's procedures*) in order to make periodic non-payroll lump-sum contributions during your working years, to make post-employment Employee After-Tax Contributions, or to pay premiums for the Emeriti Health Insurance Options if the balance of your Accounts reaches zero dollars ($0). If you have a Non-Dependent Domestic Partner, then any premiums for the Emeriti Health Insurance Options for that individual must be paid by ACH Transfer, regardless of your Account balances. In addition, if the balance of your Accounts reaches zero dollars ($0), then any administrative fees you owe to the Plan must be paid by ACH Transfer.

Coverage Documents:

The term "Coverage Documents" refers to the certificate of coverage and other documents governing the benefits and other terms of coverage provided by the Emeriti Health Insurance Options underwritten by Aetna. With respect to New Mexico, Minnesota, Puerto Rico, and the U.S. Virgin Islands, the insurance underwriter for the Emeriti Health Insurance Options is [insert], and the term "Coverage Documents" refers to the certificate of coverage and other documents governing the benefits and other terms of coverage provided by the Emeriti Health Insurance Options underwritten by [insert name of insurer].

Authorized Leave of Absence:

The term "Authorized Leave of Absence" means any period of absence authorized by your Employer under its applicable personnel practices (including any period covered by the Uniformed Services Employment and Reemployment Rights Act of 1994 or by the Family and Medical Leave Act of 1993). It does not include paid holidays, paid vacation, or regularly scheduled paid or unpaid summer absence. For example, if you go on an authorized sabbatical, you are considered to be on an Authorized Leave of Absence.

Coverage Documents:

The term "Coverage Documents" refers to the certificate of coverage and other documents provided by Aetna governing the benefits and other terms of coverage provided by the Emeriti Health Insurance Options underwritten by Aetna. With respect to New Mexico, Minnesota, Puerto Rico, and the U.S. Virgin Islands, the insurance underwriter for the Emeriti Health Insurance Options is [insert], and the term "Coverage Documents" refers to the certificate of coverage and other documents provided by [insert name of insurer] governing the benefits and other terms of coverage provided by the Emeriti Health Insurance Options underwritten by [insert name of insurer].

Dependent Child

Coverage under the Plan is available for your Dependent Children (*provided they meet the eligibility criteria described in this SPD*). A Dependent Child is any of the following who (i) is not currently married; (ii) has the same principal place of abode as you do for more than half the calendar year (not counting absences while away at school); and (iii) does not provide over half of his or her own support:

- Your child who has not attained age 19.
- Your child who has not attained age 24 and who is enrolled as a full-time student in an educational institution (*higher ages may apply with respect to coverage under the Emeriti Health Insurance Options in certain states, if required by law*).
- Your child, regardless of age, who is "Totally Disabled" *(see explanation below).*

The following rules apply to the determination of whether an individual will be treated as your Dependent Child:

- *Child Status:* An individual will be considered your child if he or she is your natural child, adopted child, child placed for adoption, or stepchild, or if you are the individual's permanent legal guardian or permanent custodian. In addition, an individual will be considered your child if he or she is the natural child, adopted child, or child placed for adoption of your Domestic Partner, provided that the child: (i) receives over half of his or her financial support from you; (ii) uses your home as his or her principal place of abode; and (iii) is a member of your household.
- *Designation:* An individual will not be considered your Dependent Child under the Plan unless you designate him or her on your dependent designation form in accordance with the Plan's designation procedures

(*you may be required to submit verification*). Fidelity collects your designation form in its role as Plan recordkeeper.

- *Effect of Your Death:* If an individual is your Dependent Child when you die, he or she will remain a Dependent Child for purposes of the Plan so long as any amount remains in your Account(s) or he or she remains otherwise eligible for coverage under the Emeriti Health Insurance Options (e.g., pays the required premiums and meets the other requirements for coverage). However, in all cases, an individual will cease to be a Dependent Child upon failing to meet the limiting age/student status/Total Disability requirements described above.

- *Totally Disabled:* Your child will be considered Totally Disabled if your child suffers from the persistent inability to perform activities essential to the daily living of a person of the same age and sex by reason of any medically determinable physical or mental impairment resulting from an injury or illness, and this persistent inability commenced <u>prior</u> to the time that the child attained age 19 or attained age 24 while enrolled full-time in an educational institution. The determination is subject to the Plan's verification procedures (*please contact Aetna for more information*).

Dependent Relative[9]

A Dependent Relative is any of the following individuals, *provided* he or she receives over 50% of his or her financial support from you:

- you child (other than a Dependent Child) or a descendent of your child;
- your sibling or stepsibling;
- your parent, or an ancestor of your parent;
- your stepparent;
- your aunt, uncle, niece, or nephew;
- your son-in-law, daughter-in-law, father-in-law, mother-in-law, brother-in-law, or sister-in-law; and
- any other individual to whom you are related who for the calendar year uses your home as his or her principal place of abode and is a member of your household.

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[9] If the Plan Sponsor has not elected to cover Dependent Relatives, this definition and all references to Dependent Relatives will be omitted from this SPD.

An individual will not be considered your Dependent Relative unless you designate him or her on your dependent designation form in accordance with the Plan's designation procedures (*you may be required to submit verification*). Fidelity collects your dependent designation form in its role as Plan recordkeeper.

Please note that a Dependent Child or Domestic Partner is not considered a Dependent Relative under the Plan. Please note that Dependent Relatives are only eligible under the Plan for reimbursement of Qualified Medical Expenses and are not eligible for the Emeriti Health Insurance Options.

If an individual is your designated Dependent Relative on the date you die, he or she will remain a Dependent Relative so long as any amount remains in your Account(s) After your death, only those individuals designated on your dependent designation form as your Dependent Relatives will be considered your Dependent Relatives.

***Domestic Partner*[10]**

In this SPD, if you see the term Domestic Partner, it refers to a person who is either your Dependent Domestic Partner or Non-Dependent Domestic Partner. If one or the other is meant, the SPD will specify which type of Domestic Partner is intended.

- *Dependent Domestic Partner:* Your Dependent Domestic Partner is any individual to whom you are not related and who for the calendar year: (1) receives over 50% of his or her financial support from you; (2) uses your home as his or her principal place of abode; (3) is a member of your household; and (4) you have designated as a Domestic Partner on your dependent designation form in accordance with the Plan's designation procedures. An individual who meets these requirements is eligible to benefit under the Plan in most respects in the same manner as a Spouse in terms of access to the Emeriti Health Insurance Options and reimbursement of Qualified Medical Expenses from your Accounts.
- *Non-Dependent Domestic Partner:* Your Non-Dependent Domestic Partner is any individual to whom you are not related and who for the calendar year: (1) uses your home as his or her principal place of abode; (2) is a member of your household; and (3) you have designated as a Domestic Partner on your dependent designation form in accordance with Fidelity's procedures. (Note that these are the same requirements as a Dependent Domestic Partner, except that there is no 50% support

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[10] If the Plan Sponsor has not elected to cover Domestic Partners, this definition and all references to Domestic Partners will be omitted from this SPD.

requirement.) The requirements of (1) and (2) above will continue to be satisfied if the individual resides in an assisted living facility immediately following a period in which he or she satisfied the requirements of (1) and (2) above. Non-Dependent Domestic Partners are not eligible for reimbursement of Qualified Medical Expenses from your Accounts. However, a Non-Dependent Domestic Partner may be eligible for the Emeriti Health Insurance Options, but his or her premiums must be paid out-of-pocket by electronic ACH Transfer, not from your Accounts.

In addition, you must call Fidelity to verify the status of your Domestic Partner over a recorded line *(and, if requested, submit an affidavit)*. It is your responsibility to notify Fidelity of any change in an individual's status as a Dependent Domestic Partner or Non-Dependent Domestic Partner.

If an individual is your Dependent Domestic Partner at the time you die, he or she will remain your Dependent Domestic Partner so long as any amount remains in your Account(s) or he or she remains otherwise eligible for coverage under the Emeriti Health Insurance Options (e.g., pays the required premiums and meets the other requirements for coverage). If an individual is your Non-Dependent Domestic Partner at the time you die, he or she will remain your Non-Dependent Domestic Partner so long as he or she remains otherwise eligible for coverage under the Emeriti Health Insurance Options (e.g., pays the required premiums and meets the other requirements for coverage). Domestic Partner status, whether Dependent or Non-Dependent, cannot be established after you die, so it is important that you promptly contact Fidelity and follow the required procedures.

You can only have one Domestic Partner, and you cannot have a Domestic Partner if you have a Spouse.

Employer:

The term "Employer" refers to the Plan Sponsor and any organization under common control with the Plan Sponsor. Your Employer may be the Plan Sponsor or a Participating Affiliate. Any Participating Affiliates are listed in Appendix A of this SPD.

Hour of Service:

The term "Hour of Service" is any hour for which you are directly or indirectly paid or entitled to payment by your Employer as an employee.

Medicare:

The term "Medicare" means Part A and Part B of Title XVIII of the Social Security Act. You must be enrolled in both Part A and Part B in order to be considered enrolled in Medicare for purposes of the Plan.

Plan Administrator:

The Plan Sponsor acts as the "Plan Administrator." However, in certain cases the Plan Sponsor has delegated its powers and responsibilities as Plan Administrator to the Emeriti Consortium or has contracted with Fidelity or another service provider to carry out certain ministerial functions under the Plan Sponsor's direction.

Plan Sponsor:

The "Plan Sponsor" is **[insert name of Plan Sponsor]**.

Qualified Medical Expenses:

See the section entitled "REIMBURSEMENT OF QUALIFIED MEDICAL EXPENSES" for a discussion of Qualified Medical Expenses.

Retirement Eligibility:

You meet the criteria for "Retirement Eligibility" if you are employed by your Employer on the date you attain the first to occur of:

- Age **[insert 55-64 as elected by Plan Sponsor]** with at least **[insert 5 or higher as elected by Plan Sponsor]** Years of Continuous Service; or
- Age 65 with at least 5 Years of Continuous Service.

If prior to meeting the criteria for Retirement Eligibility you incur a Break in Service and do not return to work with the Employer until after the expiration of three years, your Years of Continuous Service for purposes of determining whether you have satisfied the criteria for Retirement Eligibility will not include your service prior to commencement of the Break in Service. A "Break in Service" is any period of absence from service with the Employer other than an Authorized Leave of Absence, paid holiday, paid vacation, or regularly scheduled paid or unpaid summer absence.

The definition of Retirement Eligibility is used in a number of circumstances under the Plan. The most important thing to remember is that if you cease to be employed by the Employer prior to attaining Retirement Eligibility you will be ineligible for the Emeriti Health Insurance Options; but you may still be eligible for reimbursement of Qualified Medical Expenses. The details are explained throughout this SPD.

Spouse

Federal tax laws governing the Plan require that your Spouse be a person of the opposite sex to whom you are legally married (or were legally married upon your death). A common law spouse is not considered a Spouse under the Plan.

If you are divorced or legally separated, your former Spouse loses his or her rights to coverage under the Plan (*subject to continuation coverage rights for coverage in the Emeriti Health Insurance Options under COBRA*). If you are divorced and later remarry, your new Spouse may be eligible for coverage under the Plan (i.e., the Emeriti Health Insurance Options and reimbursement of Qualified Medical Expenses).

If you die, your Spouse at the time of your death will be considered your Spouse under the Plan until he or she dies (regardless of subsequent marital status).

Year of Continuous Service:

The term "Year of Continuous Service" means each 12-month period of employment with the Employer based upon the elapsed time between your date of hire and the date you cease employment with the Employer. The Plan Sponsor (in its capacity as Plan Administrator) has the sole discretion to determine your Years of Continuous Service.

> Example: If you were hired on July 1, 1989, and worked continuously for your Employer until November 15, 2010, you would have 21 Years of Continuous Service.

If you are absent from employment with the Employer during the calendar year for qualified military service, and you return to work within certain timeframes, you may be eligible to receive credit for service even though you were absent. If you will be absent from employment due to military service, you should contact the Plan Sponsor (in its capacity as Plan Administrator) to discuss what you need to do to protect your rights under the Plan.

STATEMENT OF ERISA RIGHTS

As a participant in the Plan, you are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974 ("ERISA"). ERISA provides that all plan participants shall be entitled to:

Receive Information About Your Plan and Benefits

- Examine, without charge, at the Plan Administrator's office and at other specified locations, such as worksites and union halls, all documents governing the Plan, including insurance contracts and collective bargaining agreements, and a copy of the latest annual report (Form 5500 Series) filed by the Plan with the U.S. Department of Labor and available at the Public Disclosure Room of the Pension and Welfare Benefit Administration.

- Obtain, upon written request to the Plan Administrator, copies of documents governing the operation of the Plan, including insurance contracts and collective bargaining agreements, and copies of the latest annual reports (Form 5500 Series) and updated summary plan description. The Plan Administrator may make a reasonable charge for the copies.

- Receive a summary of the Plan's annual financial report. The Plan Administrator is required by law to furnish each participant with a copy of this summary annual report.

Continue Group Health Plan Coverage:

- Continue health care coverage for your Spouse or Dependent Children if there is a loss of coverage under the Emeriti Health Insurance Options as a result of a qualifying event. Your Spouse or Dependent Children must pay for such coverage. Review this SPD and the documents governing the Plan on the rules governing your COBRA continuation coverage rights.

Reduction or Elimination of Exclusionary Periods of Coverage for Preexisting Conditions Under Your Group Health Plan:

You should be provided a certificate of creditable coverage, free of charge, from your group health plan or health insurance issuer when you lose coverage under the Plan, when you become entitled to elect COBRA continuation coverage, when your COBRA continuation coverage ceases, if you request it before losing coverage, or if you request it up to 24 months after losing coverage. Without evidence of creditable coverage, you may be subject to a preexisting condition exclusion for 12 months (18 months for late enrollees) after your enrollment date in your coverage.

Rights Under Newborns' and Mothers' Health Protection Act:

Group health plans and health insurance issuers offering group insurance coverage generally, under federal law, may not restrict benefits for any hospital length of stay in connection with childbirth for the mother or newborn child to less than 48 hours following a normal vaginal delivery, or less than 96 hours following a cesarean section. Neither a group health plan or a health insurance issuer may require that a provider obtain authorization from the plan or the insurance issuer for prescribing a length of stay not in excess of the above periods. However, the mother's or newborn's attending health care provider and the mother may agree to an earlier discharge.

Prudent Actions by Plan Fiduciaries:

In addition to creating rights for Participants, ERISA imposes duties upon the people who are responsible for the operation of the Plan. The people who operate the Plan, called "fiduciaries" of the Plan, have a duty to do so prudently and in the interest of you and other Plan Participants and beneficiaries. No one, including your Employer, your union, or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a welfare benefit or exercising your rights under ERISA.

Enforce Your Rights:

If your claim for a welfare benefit is denied or ignored, in whole or in part, you have a right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request a copy of Plan documents or the latest annual report from the Plan and do not receive them within 30 days, you may file suit in a federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you to up $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator. If you have a claim for benefits that is denied or ignored, in whole or in part, you may file suit in a state or federal court. In addition, if you disagree with the Plan's decision or lack thereof concerning the qualified status of a medical child support order, you may file suit in federal court. If it should happen that Plan fiduciaries misuse the Plan's money, or if you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a Federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees, for example, if it finds that your claim is frivolous.

Assistance with Your Questions:

If you have any questions about your Plan, you should contact your Plan Administrator. If you have any questions about this statement or about your rights under ERISA, or if you need assistance in obtaining documents from the plan administrator, you should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, DC 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

EMERITI CONSORTIUM FOR RETIREMENT HEALTH SOLUTIONS

[Insert name of Plan Sponsor] is a member organization of Emeriti Retirement Health Solutions (the "Emeriti Program"), which was developed by the Emeriti Consortium for Retirement Health Solutions (the "Emeriti Consortium"), a collaborative arrangement of, by, and for the higher education and related not-for-profit communities. Emeriti exists to create innovative ways to save for retiree medical expenses, work with insurance companies to develop insurance products, leverage purchasing power, and achieve administrative efficiencies in the delivery of retiree medical benefits on behalf of its members and their participants. Emeriti's objectives are to provide high-quality retiree products and services in support of the health care needs of retirees and their families and to improve educational resources for making current and future retiree medical expenses an integral component of retirement planning. The Emeriti Consortium is an Illinois Not-For-Profit Corporation and was made possible by the generous start-up support of the Andrew W. Mellon Foundation.

The Emeriti Program is designed to assist employers like yours in providing their employees with retiree medical benefits. It is a "turnkey" retiree medical program, which means that the Emeriti Consortium has created model plan documents and has established relationships with leading service providers and insurance companies. Employers like yours are then able to use the Emeriti model plan documents to adopt their own retiree medical plans and are also able to access the services of Fidelity and Aetna, all on a more cost-effective basis than if they had to draft these documents and establish these relationships on their own. Thus, the Emeriti Program is intended to enable employers like yours to provide better benefits at a lower cost.

Emeriti selected Fidelity and Aetna to provide services to the Emeriti Program after an extensive review process. Fidelity was chosen because of its experience in providing both administrative services and a range of investment products. Aetna was chosen because of its experience in providing post-retirement health insurance and pharmacy benefit solutions. When your employer selected the Emeriti Program, all of these parties were part of the program that your employer determined was the right program for its employees and retirees.

TAX EFFECTS OF PARTICIPATION IN THE PLAN

The following summary of Federal income tax consequences of participation in the Plan does not purport to be complete. In addition, in some cases it may be important to consider the effect, if any, of gift, estate and inheritance taxes.

Finally, the following summary is based on present Federal income tax law and existing and temporary regulations which may be subject to change at any time.

NO REPRESENTATION RESPECTING TAX TREATMENT HAS BEEN MADE TO A PLAN PARTICIPANT. PLAN PARTICIPANTS ARE URGED TO CONSULT THEIR COUNSEL, ACCOUNTANTS, OR OTHER TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THEIR PARTICIPATION IN THE PLAN.

The contributions to the Plan by your Employer are not taxable to you when made to the Plan. All of your contributions to the Plan will be made on an after-tax basis and may not be deducted on your individual income tax return. Earnings on investments in your Accounts will not be taxable to you and you may not deduct any losses on investments in your Accounts.

Benefits distributed from the Plan for the "medical care" of participants and their beneficiaries will be exempt from Federal income tax. Medical care would include the payment of premiums for health insurance, including the Emeriti Health Insurance Options, and the reimbursement of Qualified Medical Expenses. If a reimbursement of Qualified Medical Expenses is erroneously overpaid, the overpayment would be subject to tax and, if not reported on a timely basis, to penalties and interest.

Because your Employer is a tax-exempt organization, it does not receive a tax deduction for its contributions to the Plan. The earnings generated by contributions to the Plan will be exempt from Federal income tax, including the unrelated business income tax ("UBIT") provisions of Federal income tax law.

The state and local income tax treatment of participants and their beneficiaries should be the same as the federal income tax treatment. There may be differences for purposes of foreign income taxes.

IMPORTANT INFORMATION ABOUT THE PLAN

The Plan is a single-employer welfare benefit plan governed by the Employee Retirement Income Security Act of 1974 ("ERISA"), which means that under Federal law you, your Employer, and the Plan Sponsor (*either your Employer or an affiliate of your Employer*) each have certain obligations and rights with respect to the Plan. The principal applicable provisions of ERISA are the provisions on reporting and disclosure, fiduciary responsibility and administration and enforcement. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, which deals with the tax treatment of qualified pension, profit-sharing and stock bonus plans. The Plan document, consisting of a core plan document and an adoption agreement, describes the terms of the Plan in detail. The terms of the VEBA trusts are described in separate trust agreements. This

SPD summarizes the terms of the Plan but is not meant to interpret, extend, or change the terms of the Plan in any way, nor does it describe all of the detailed rules that may apply in special circumstances. By reading this SPD you should gain a working knowledge of how the Plan operates and your general rights and obligations under the Plan. ***However, this SPD is only a summary, and in the event of any conflict between this SPD and the Plan, the Plan's terms will control.***

The terms of the Emeriti Health Insurance Options (including covered services and other conditions of coverage) are described in the Coverage Documents for your state, which is separate but incorporated by reference in this SPD. You may request a copy of the Plan document or this SPD by contacting the Plan Administrator identified in the BASIC PLAN INFORMATION section of this SPD. You may obtain a copy of the Coverage Documents by contacting Aetna at the number shown on your Identification Card. Nothing in the Plan or this SPD constitutes a contract of employment between you and your Employer or otherwise grants you any right to continued employment by the Employer.

Name of Plan:	**[Insert name of Plan]**
Plan Sponsor:	**[insert Name, Address and Telephone]**
Employer Identification Number:	**[insert]**
Plan Number:	**[Insert]**
Type of Plan:	Health and welfare benefit plan.
Type of Administration:	Self-administered with certain elements of contract administration.
Plan Effective Date:	**[Insert]**
Plan Year:	January 1 - December 31
Plan Administrator:	**[Insert Name, Business Address and Telephone of Plan Administrator]**
Record Keeper:	Fidelity Investment Institutional Operations Company, Inc **[Address]** **[Telephone]**
Claims Processor for Reimbursement of Qualified Medical Expenses:	FBD Consulting, Inc. P.O. Box 7955 Shawnee Mission, KS 66207-0955

The Emeriti Health Insurance Options underwritten by Aetna are offered under one or more policies of insurance issued by Aetna Life Insurance Company, which processes and finances all claims for benefits offered under the Emeriti Health Insurance Options.	Aetna Life Insurance Company **[address]** **[telephone]**
[insert discussion of Emeriti Health Insurance Options underwritten by an insurer other than Aetna in particular states or territories]	[insert] **[address]** **[telephone]**
Group Term Life Insurance Provider	**[insert Name, Address and Telephone]**
COBRA Administrator:	**[insert Name, Address and Telephone]**
Agent for Service of Legal Process:	Service of legal process may be made on the Plan Sponsor at the above address. Service of Legal Process may also be made on the Plan's Trustee at the address listed below.
Trustee :	Fidelity Management Trust Company 82 Devonshire Street Boston, MA 02109 **[telephone]**

APPENDIX A – PARTICIPATING AFFILIATES

[A customized Appendix A will be attached for each Employer's Plan, if applicable]

EXAMPLE:

Jane Doe College Museum of Fine Arts

Jane Doe College Medical School

Jane Doe College Research Foundation

Jane Doe College Alumni Association

APPENDIX B – OTHER CLASSES OF EMPLOYEES EXCLUDED FROM THE DEFINITION OF ELIGIBLE EMPLOYEE UNDER THE PLAN

[A customized Appendix B will be attached for each Member Organization's Plan, if applicable]

EXAMPLE:

The following classes of employees are not eligible to participate in the Plan:

> Employees included in a unit of Employees covered by a collective bargaining agreement between the Employer and Employee representatives, if retiree heath benefits were the subject of good faith bargaining.
>
> Employees employed on a seasonal basis and Employees regularly scheduled to perform less than twenty (20) Hours of Service per week.

APPENDIX C – EMPLOYER CONTRIBUTIONS

[A customized Appendix C will be attached for each Member Organization's Plan]

EXAMPLE:

The Employer will contribute the following amounts to the Employer Contribution Account of each Participant, during their employment with the Employer (based on 24 payroll periods).

Year	Per-Payroll Contribution	Maximum Annual Contribution
2005	$62.50	$1,500
2006	$65.00	$1,560
2007	$68.00	$1,632
2008	$73.50	$1,764

[INSERT IF APPLICABLE (MODIFY AS NEEDED): The contribution described above may include amounts in lieu of compensation or other benefits. For example, your Employer may have reduced employee salaries, limited salary increases, or reduced contributions to its retirement plan to help finance employer contributions. From your perspective, this may resemble a mandatory employee contribution. However, amounts are not actually deducted from your salary or other benefits. Rather, the amounts are in lieu of salary or other benefits. All such amounts are treated as employer contributions for tax purposes (i.e., they are exempt from tax).]

APPENDIX D – INVESTMENT FUNDS

The Investment Funds available under the Plan are:

Fidelity Freedom 2000 Fund

Fidelity Freedom 2005 Fund

Fidelity Freedom 2010 Fund

Fidelity Freedom 2015 Fund

Fidelity Freedom 2020 Fund

Fidelity Freedom 2025 Fund

Fidelity Freedom 2030 Fund

Fidelity Freedom 2035 Fund

Fidelity Freedom 2040 Fund

Fidelity Freedom Income Fund

Fidelity Retirement Money Market Portfolio

APPENDIX E – EMERITI RETIREE TERM LIFE INSURANCE PROGRAM UNDERWRITTEN BY HARTFORD LIFE AND ACCIDENT INSURANCE COMPANY

[This page is a placeholder and will be replaced with a description of the employer-provided optional group life insurance benefits if elected by the Plan Sponsor, including an explanation regarding naming of beneficiaries.]

EXAMPLE:

The Plan Sponsor has elected to use forfeitures in the Employer-Contribution Account to purchase life insurance on the lives of retired Participants in the Plan. As an individual Participant, you may not pay for this life insurance or any additional life insurance from your Employee After-Tax Contribution Account.

The life insurance has the following terms:

Your Age at Death	Amount Payable
At least 65	$50,000
66-70	$35,000
71-75	$20,000
76-80	$ 5,000

The [illegible] is The Hartford Financial Services Group, [illegible] which [illegible] companies Hartford Life and Acc[illegible] and Hartford Life Insurance Company. The life insurance [illegible] your Employer under the Plan (as described above) are [illegible] insured basis by The Hartford through a policy [illegible] Accident Insurance Company to the Emeriti Consortium [illegible] available to member organizations in the Emeriti Program [illegible] eligible retirees. Your Employer participates in this policy [illegible] paying the full cost of premiums to The Hartford – [illegible] held in the Employer Contribution VEBA's forfeiture account. You are not required to pay any premiums for coverage.

The Hartford is solely responsible for providing the life insurance benefits described above. Final interpretation of all provisions and coverages will be governed by the Group Insurance Policy on file with The Hartford at its home office. Under no circumstances will the Plan Sponsor, Employer, Emeriti Consortium, or Fidelity be responsible for the validity of the insurance policy

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